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REGISTRANT'S NAME Antofagasta PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

FILE NO. 82- 4987 FISCAL YEAR 12-31-00

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DATE : 10/2/02



ANNUAL REPORT 2000

ANTOFAGASTA PLC



Contents

ANTOFAGASTA PLC is a

fast growing mining Group

with high environmental

and community standards

and a proven ability to

develop large scale projects.



Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
V P Radic	*Non-Executive*
	(resigned 31 August 2000)

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc
J P Morgan (Suisse) S.A.

Registrars and Transfer Office
Computershare Services plc
PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

Front cover and above: view of the open pit at Los Pelambres
Back cover: view of the concentrator facilities at Los Pelambres

Highlights


766.1
145.5
1999 2000

Turnover – US$m


223.3
13.2
1999 2000

Profit before tax – US$m


70.0
8.1
1999 2000

Earnings per share – US¢


37.37
12.82
1999 2000

Ordinary dividend per share – US¢

	US Dollars		Sterling	
	2000	1999	**2000**	1999
	US$m	US$m	**£m**	£m
Turnover	**766.1**	145.5	**505.4**	89.8
Profit before tax	**223.3**	13.2	**146.8**	8.1
Profit after tax and minorities	**138.2**	15.9	**90.7**	9.7
Operating cash flow	**326.6**	4.3	**215.4**	2.8
Net assets	**1,241.3**	1,103.6	**810.5**	679.5
Earnings per share	**70.0¢**	8.1¢	**45.9p**	5.0p
Ordinary dividend per share*	**37.37¢**	12.82¢	**25.75p**	8.0p

* Includes a special dividend of 18.03 cents (12.5 pence) for 2000.


351.1
60.5
1999
2000
Total copper – '000 tonnes
218.0
44.9
1999
2000
Attributable copper – '000 tonnes
82.3
71.3
1999
2000
LME copper price – US¢/lb
55.4
39.2
1999
2000
Group cash costs – US¢/lb

- Total copper production of 351,100 tonnes (1999 – 60,500 tonnes); attributable copper production of 218,000 tonnes (1999 – 44,900 tonnes)
- Group average copper cash costs of 39.2 cents per pound (1999 – 55.4 cents per pound)
- Los Pelambres project completed on time and within budget with first year production of 298,900 tonnes
- El Tesoro project on schedule with first production of 1,000 tonnes of cathodes by end April 2001
- Promising results from exploration programme at Esperanza in Chile and Magistral in Peru
- FCAB Railway volumes up 6% to 3.3 millions tons
- Dividend of US$31.3 million received from investment in Quiñenco (1999 – US$5.3 million)

Chairman's Review



OVERVIEW

Economic Background

Copper Mining

Group Activities

Current Trading Prospects

Overview

During the year, the Group continued the development of its mining and transport interests. These included Los Pelambres, which produced a higher than expected copper output of 298,900 tonnes compared to the projected 275,000 tonnes at the start of the year; the El Tesoro project which has now been completed ahead of schedule and below the original budget of US$296 million; and the FCAB, where total railway tonnage carried increased from 3.1 million tons to 3.3 million tons – a new record. These successes were achieved despite a rather lacklustre domestic economic environment. Group profit before tax increased to US$223.3 million from US$13.2 million, due in large part to the contribution from Los Pelambres in its first full year of operations. An increased final dividend of 10p (1999 – 5.75p) and a special dividend of 12.5p are recommended reflecting the Group's good prospects and strong cash position.

Economic Background

While the domestic economy remained weak, a partial recovery was led by the export sectors, particularly mining, forestry and fish farming, which regained or exceeded their previous levels of production and where profitability was helped by the weaker peso/dollar exchange rate. This strong performance by the export sector helped Chile's economy to grow by 5.4%, while inflation was held at 4.5% and short term interest rates fell from 6.7% to 5.0% at the year end. Capital investment has also shown signs of recovery but unemployment levels, while dipping below 10% at the year end, still remain above the Government's targets. The performance of the Chilean economy was also matched by a strong year of global growth, which boosted copper prices by 11 cents to an average of 82.3 cents per pound in 2000 compared with 71.3 cents per pound in 1999.

Copper Mining

Antofagasta Minerals S.A.

Antofagasta Minerals (formerly Anaconda Chile) is the unit within the Group which has overall responsibility for the Group's mining activities. During 2000 it assisted Los Pelambres in starting to evaluate a number of scenarios for increasing throughput capacity in the range of 120,000 to 160,000 tonnes per day (tpd); managed the Magistral and Esperanza exploration projects in Peru and Chile; negotiated the acquisition of a controlling interest in Mineralinvest's extensive portfolio of mining properties in Northern Chile and supported the El Tesoro management team's efforts to reach its production stage ahead of schedule and under budget. At the same time Antofagasta Minerals reduced its own operational overheads while broadening the scope of its advisory and international marketing services to the Group.

MAIN ACTIVITIES OF THE GROUP


Magistral
LIMA
Cuzco
Cotabambas
LA PAZ
Guaqui
Viacha
Cochabamba
Oruro
Sucre
Rio Mulato
Potosi
Uvuni
Ollague
Michilla
Calama
Mejillones
El Tesoro
Antofagasta
Esperanza
Augusta Victoria
Socompa
Los Pelambres
Los Vilos
SANTIAGO
Key
capital cities
cities/towns
mines
exploration sites
Los Vilos – port to Los Pelambres
FCAB railway
Andino railway
Ferronor railway



MINING

Minera Los Pelambres

US$1.36 billion project completed on budget and ahead of schedule

298,900 tonnes produced in 2000

Average cash costs of 35.6 cents per pound

US$108.4 million paid back to shareholders in the first year



Concentrator facilities at Los Pelambres

Minera Los Pelambres

Los Pelambres achieved or surpassed all its production and financial targets during the year. Not only was the project completed within the original forecast budget of US$1.36 billion, but construction and start-up was achieved 30 days ahead of schedule and shipments of concentrates from the new port at Los Vilos to Japanese smelters began in January 2000.

Los Pelambres passed its Completion Tests in May 2000, 18 months ahead of the projected final completion date and on 10 July the Group was released from all its obligations under the Completion Guarantee. Following this the banks and institutions which had lent Los Pelambres US$946 million released their charges over both Antofagasta's shares in Quiñenco S.A. and the US$133 million held in escrow. Los Pelambres borrowings are now non-recourse to the Group. Los Pelambres contributed US$169.7 million to Group profit before tax and minorities, which was higher than expected and the return on capital employed was 17.1% against estimates of 12.8%. In December, Los Pelambres made its first principal repayment on Senior Debt


Part of the flotation facility at Los Pelambres concentrator

of US$67.3 million, in addition to its on-going interest payments. Strong operating cash flow of US$293.9 million enabled Los Pelambres to pay back US$108.4 million to its shareholders in December, of which US$65.0 million was received by the Group.

Production

Los Pelambres processed 34 million tonnes of ore, 9.7% above forecast, and produced 298,900 tonnes of copper, 8.7% above forecast. Shipments of copper concentrates in 2000 totalled 731,000 tonnes, with a higher than expected concentrate grade of 43.39%. Cash costs during the period benefited from low treatment and refining charges (TC/RCs) and were 35.6 cents per pound, 6.5% lower than the original forecast of 38.0 cents per pound. In addition Los Pelambres produced 5,450 tonnes of fine molybdenum, 22% above the original forecast.

Los Pelambres has exceeded its planned capacity of 85,000 tpd over a sustained period and has now optimised its throughput at between 105,000 and 110,000 tpd by eliminating bottlenecks in its operations. Los Pelambres is now evaluating three different expansion scenarios ranging from 120,000 to 160,000 tpd and expects to make a decision in May 2001. Copper production for 2001 is planned at 350,000 tonnes which will require the capacity of the tailings dam to be increased earlier than planned. Los Pelambres has therefore started feasibility and environmental studies for the location and construction of these facilities which will hold 2.3 billion tonnes and be available from early 2006.

Environment, Health and Safety

Los Pelambres places great emphasis on environmental issues, air and water quality, protecting local flora and fauna and respecting the interests of the communities around its operations. It is equally committed to ensuring the health and safety of its employees and to improving their skills and capabilities through training. Collective agreements made in the best interests of both the company and its employees, including its two recognised labour unions, continue to underpin the good industrial relations at the mine.

Chairman's Review



MINING

Minera El Tesoro

US$296 million project completed on budget and ahead of schedule

First cathode produced in April 2001

Estimated cash costs in first five years of 40 cents per pound



Final construction stage – electrowinning plant

Minera El Tesoro

El Tesoro, which is located 200 kilometres north-east of Antofagasta, is a low-cost copper cathode producer using a standard heap-leach SXEW process, with total updated reserves of 186 million tonnes of 1.0% copper. Mine construction at El Tesoro began in November 1999, immediately following completion of the US$205 million project financing. The electrowinning plant has a planned annual capacity of 75,000 tonnes of LME Grade-A cathodes rising to 85,000 tonnes in 2002, for four years, within a 21 year production life. Average cash costs are estimated to be 40 cents per pound in the first five years and 45 cents per pound in the first ten years of operation.

Twin agglomeration units



Start-up of the project followed early completion of the mine construction on 30 April, three weeks earlier than planned, under a US$165 million fixed price EPC turnkey contract with Kvaerner Metals and after the production of 1,000 tonnes of cathodes. The total development costs of El Tesoro are expected to be about US$4 million less than the budgeted figure of US$296 million.


View of crushing facilities


Dome over stockpile to protect fine material from wind

Early production at El Tesoro was made possible by the decision to bring forward the pre-stripping of the open pit area by 45 days to 4 December 2000. At the same time the primary, secondary and tertiary crushing facilities to reduce the ore to a top size of 16 millimetres were mechanically tested. Following the feasibility study and during the construction period a decision was taken to increase the size of the primary crusher from 42 x 65 inches to 50 x 65 inches which increased throughput by 46%. The agglomeration process to attach the fine material and to chemically treat the ore began in January. This is one of the key operational elements for maximising copper recoveries. The process involves rotating the ore in revolving drums using a combination of sulphuric acid and water to ensure the fine particles are agglomerated to form pellets, thereby increasing copper recoveries from the leach pads.

El Tesoro has built a new pilot plant facility, which can duplicate every production process of the mine from crushing to electrowinning and will produce a nominal amount of cathodes per year. The plant will also provide essential data to assist management in improving and refining the production processes.

Health and safety has been an important consideration for El Tesoro from the beginning and the project has achieved, according to statistics, one of the best safety records of any mine during its construction phase.

Antofagasta has a 61% equity interest in El Tesoro, with the remainder controlled by AMP Ltd.



MINING

Minera Michilla S.A.

51,100 tonnes of cathodes produced

Average cash costs of 59.8 cents per pound

Life of mine extended to 2007

US$18.4 million distributed to shareholders



Expanding the open pit – Phase 8

Minera Michilla S.A.

The Michilla SXEW plant produced 51,100 tonnes of LME Grade A copper cathodes during 2000 and exceeded its design capacity for the third consecutive year. Production of concentrates, however, fell from 9,200 tonnes in 1999 to 1,100 tonnes after the concentrator was mothballed in February 2000. Total revenues decreased slightly from US$98.6 million in 1999 to US$92.2 million and operating profit was US$0.4 million. In addition Michilla spent US$2.9 million on its exploration programme. Michilla remains strongly cash positive, having low debt levels and low on-going capital expenditure requirements. It contributed US$26.6 million to Group operating cash flow and made a distribution of US$18.4 million to its shareholders in May 2000. Michilla has recently announced a distribution of a further US$20 million expected to be made in June 2001. Its priorities in 2001 are to identify new mining reserves and reduce cost levels.


MINERA MICHILLA S.A.
Harvesting cathodes from electrowinning tank

The existing mine plan for the period to 2006 indicates a decreasing copper grade which will result in lower copper production from the end of 2003. Michilla has adopted an aggressive exploration strategy in order to counter and reverse this trend.

A two year exploration programme began in January 2001, which will entail 60,000 metres of systematic drilling of short drill holes on a grid of 200 x 100 metres over an area of 10 x 12 kilometres centred around the existing mine. The short drill hole programme will cost US$2.3 million and will be followed up, if successful, by a further 42,000 metres of Reverse Circulation drilling to delineate economic oxide ore deposits in the area.

As mentioned in last year's review, Michilla had begun extensive industrial scale tests to improve recoveries from its leaching of sulphide ores. Research has culminated in the development of a metallurgical process which allows sulphide ores to be leached for a period of 100 days giving a satisfactory copper recovery of over 80%. This metallurgical process has been patented and will now be available to other mines with high chalcocite minerals contained in the ore bodies.

Safety, Environment and Human Resources

One of Michilla's notable achievements during 2000 was its improved safety record throughout its mining operations. The accident frequency rate was reduced by 48% to 2.8 accidents per one million man hours, one of the lowest in the industry. Michilla underlined its commitment to the environment by implementing controls in its mine processing which complied or exceeded all government standards and recommendations. In addition, supervisors and managers have been encouraged by the introduction of a new bonus scheme related to productivity and unit cost reductions.



EXPLORATION

Chile

Drilling campaign continues at Esperanza

Portfolio of mining properties acquired

Peru

Positive drilling results at Magistral

Acquisition of Exploration Properties by Minprop Limited

As announced on 30 April 2001, the Group has acquired, through its wholly owned subsidiary Minprop Limited, a 51% controlling interest in a number of copper exploration properties situated in Chile's Second and Fourth Regions.

The properties which comprise an area of some 24,000 hectares were acquired for a nominal consideration from Mineralinvest Establishment, which is owned by the Chairman Mr A A Luksic. The most significant properties are situated in the Sierra Gorda and El Abra districts, on what is known as the West Fissure, one of the most prospective geological environments in the world. Certain properties are of particular interest to the Group because they adjoin its existing operations, including Tesoro Noreste and Centinela and part of Esperanza which are all located close to the El Tesoro mine. Other potentially valuable properties are Conchi, Mercedes and Brujulinas because of their location within the El Abra district. Buey Muerto, which lies only 30 kilometres to the east of the Michilla deposit contains oxide reserves which could be leached to provide copper solution to the Michilla plant.

The decision to acquire these mining properties was approved by the independent members of the Board, Mr P J Adeane and Mr C H Bailey, after receiving an independent report prepared by Warrior, the mining consultancy division of Standard Bank Group. This report confirmed that the terms of the transaction were fair and reasonable so far as the shareholders of the Company are concerned.

Whilst the transaction does not impose any obligation on the Group to explore the properties, the Group will assume the costs of any further exploration that it may decide to carry out. The Group has, however, assumed the responsibility to pay annual registration fees (estimated to be approximately US$200,000 per annum) for maintaining the mining rights for the new properties. In the event that the Group decides to develop any of the properties, it has the right to acquire the remaining 49% interest from Mineralinvest Establishment on arm's length terms and complying with all regulatory requirements.

Chile – Esperanza

Exploration results from a 10,000 metre drilling programme in 2000 resulted in the discovery of a copper-gold porphyry deposit known as Esperanza which has strong potential for development as a future open pit operation for the Group. Preliminary ore calculations indicated a resource containing 150 million tonnes of sulphides with an average copper grade of 0.81%, with a cut-off grade of 0.5%, and 0.46g/t of gold and 60 million tonnes of copper oxides with an average copper grade of 0.43% with a cut-off grade of 0.3%. An additional 14,000 metre drilling campaign began in November and was completed by March 2001. The results demonstrated that the Esperanza ore body extends to the south of the property and high grade ore is continuous to a depth of 600 metres.

Peru – Anaconda Perú

Magistral Copper Project

Magistral is a copper-molybdenum porphyry and associated skarn deposit located in central Peru – 450 kilometres to the northeast of Lima. Magistral is an important discovery, with high potential for future development as an open pit mine with its drill inferred resource of 190 million tonnes of 0.83% copper and 0.062% molybdenum. Anaconda Perú, a subsidiary of the Group, completed a Phase 2 diamond drilling programme of 6,000 metres in September, and has earned a 30% interest in Magistral through Ancash Cobre S.A., a Peruvian company recently formed by Anaconda Perú and Inca Pacific Inc. After the completion of a Phase 3 diamond drilling programme of 14,000 metres in 2001 at a cost of US$2.95 million, Anaconda Perú would have a 51% interest in the project, which will increase to 65% on completion of a bankable feasibility study.

Cotabambas

Cotabambas, which is 100% owned by the Group, has total resources (measured, indicated and inferred) of 74 million tonnes of 0.68% copper and 0.37g/t of gold with a cut-off grade of copper of 0.4%. No exploration will be done during 2001 in order to focus resources on Esperanza and Magistral and the new properties acquired by Minprop in Chile's Second Region.

Argentina

Minera Geometales S.A.

A decision was taken to terminate the Geometales three year joint venture exploration programme in Argentina, because of the disappointing results. The focus for exploration for the Group will now be directed towards more promising prospects in Chile and Peru.



TRANSPORT AND REAL ESTATE

Railway Operations

Tonnage increased from 3.1 million tons to 3.3 million tons

Growth in road and ancillary services

Bolivian railway interests restructured

Operating profits maintained

FCAB cars loading acid at Mejillones



Railway Operations – Chile

Antofagasta Railway Company plc (FCAB)

The FCAB set a new record by increasing total tonnage carried during the year from 3.1 million to 3.3 million tons. This confirmed the strong upward trend since 1994, when the total was 1.3 million tons, an overall increase of 154% over six years.

Copper cathodes and sulphuric acid, an integral part of the standard heap-leach SXEW process widely used in Chile, again made up the bulk of the tonnage carried. Over 1.4 million tons of sulphuric acid were carried in 2000 without any incidence of spillage or damage to the environment. This demonstrates a preference by mining companies to choose rail over road for the movement of their hazardous materials, always providing that the FCAB's rates are competitive.

Despite low levels of business activity generally in Chile during the year, the FCAB and its principal mining clients maintained or increased their operating levels. The FCAB recently signed a ten year freight contract with El Tesoro which was the only new mining project being developed in the region during 2000. The railway will transport approximately 42,000 tons of Tesoro cathodes for export and deliver 96,000 tons of sulphuric acid to the mine during 2001, rising to 80,000 tons and 180,000 tons when full production is reached in 2002.

The tonnage outlook for 2001/2002 is very encouraging, with significant mine developments underway at Zaldívar (Placer Dome) and El Abra (Phelps Dodge-Codelco) which will increase or maintain their present production levels. These developments equate to substantial increases in tonnage levels which will require more locomotives and rolling stock for service during 2001. The additional locomotives will include at least 10 re-conditioned General Motors G.R. 12 and G.R. 22 locomotives and 80 new tank cars, which will be built to strict environmental standards and assembled in the FCAB workshops in Antofagasta.

FCAB RAIL AND TRACK UPGRADE – 30 APRIL 2001


Ujina
Amincha
Ollague
El Abra
San Pedro
Chuquicamata
Calama
Michilla
El Tesoro
Mejillones
Interacid
Terminal
Sierra Gorda
Baquedano
Lomas Bayas
Mantos Blancos
Antofagasta
La Negra
Alto Norte
Augusta
Victoria
Zaldivar
Escondida
Socompa
Key
cities/towns
mines
rail of 85 – 90 lbs per yard
rail of 65 – 75 lbs per yard
rail of 50 lbs per yard
Ferronor railway

The FCAB track has been improved by a continuing replacement and upgrading programme which began in 1996. During 2000, an additional 30 kilometre section of track was upgraded by the replacement of 65 and 75 pounds per yard rail by 90 pounds per yard rail. The track upgrade and maintenance programme, which will be completed by 2004, has enabled the railway to increase axle loads and carry more tonnage. The improvements to the track will allow speed restrictions to be lifted in certain sections so reducing operational costs and providing better services without affecting the safety of train operations.

Road Transport

Demand increased for Train Ltda's integrated road-rail services and the pattern of large-scale deliveries of cement, beer and soft drinks to industrial and retail outlets is now being successfully extended. Train Ltda will continue to broaden its scope and operations and thereby increase its contribution to the transport profits.

Railway Operations – Bolivia

During the year, the Group exchanged its 12% interest in the Oriental Railway for an increased stake in the Andino Railway, part of the Bolivian rail network. This was a logical move as the Andino feeds directly into the FCAB's network in Chile. Since its privatisation in March 1996, more than US$18 million has been invested in the Andino to modernise its rolling stock, track, trackside installations and communications systems. The Group now owns 50% of the Andino and manages its rail network. An operating profit of US$1.8 million was achieved despite reduced shipments of agricultural products, particularly soya beans and wheat, caused once again by bad weather conditions in Bolivia.

Real Estate

City of Antofagasta

The real estate market in Antofagasta is showing signs of recovery after two years of stagnation during the recent recession. The FCAB is currently negotiating the sale to the government of a small parcel of land required for a new building for the Courts of Justice. The sale price should be a useful benchmark for valuing prime real estate in the city centre. FCAB has extensive properties in the centre of Antofagasta which are currently used as marshalling yards, railway workshops and for storage. The company is studying various options to develop these properties including the relocation of some railway installations outside the city.

Port of Mejillones

The construction of a modern port in the sheltered Bay of Mejillones, has been finally approved after long delays. Chile's state copper company Codelco has now guaranteed Mejillones 1.3 million tons of copper related cargo annually. Construction is scheduled to begin in June 2001 and the new port, with three loading berths accessible by both road and rail, is expected to be operational by the end of 2003.

The development of Mejillones will increase demand for industrial parks, warehouses and storage facilities and so increase the value of the FCAB's extensive real estate in Mejillones. This totals 98 hectares in two blocks: one of 69 hectares adjacent to the port area and the other of 29 hectares within the city limits.

Forestry and Real Estate

Forestal's lakeside properties in Chile's Tenth Region have appreciated in value following the improvements to the Inter-Lagos highway from Villarica to the south. The 25,000 hectare properties comprising Releco Puñir and Huilo-Huilo are now more accessible by road from Panguipulli. This will encourage potential buyers and developers from other parts of Chile to acquire houses for the summer holidays and weekends in one of the country's most beautiful regions. The Group's properties include a 12 kilometre stretch of lakeshore with plentiful water and electricity supply, suitable for villas and travel lodges for fishing holidays and other recreational activities.

Quiñenco S.A.

The Group holds a 33.6% investment in Quiñenco S.A., a leading industrial and financial group listed in Santiago and New York with investments in Chile, the Southern Cone and Brazil. Quiñenco's four main interests are financial services (Banco de Chile and Banco de A Edwards); beverages and food (CCU, Viña San Pedro and Lucchetti); telecommunications (Telsur and Entel) and manufacturing (Madeco). In March 2001 Quiñenco acquired control of Banco de Chile, one of the largest and most profitable banks in the country.

Difficult economic conditions persisted in Chile and the Southern Cone during the year and although Quiñenco's consolidated sales increased by 6.1%, its results to 31 December were adversely affected by losses incurred at Madeco resulting from its restructuring programme which began in 1999 but which continued into 2000, and by a net loss on the sale of Lucchetti's operations in Argentina. However, Quiñenco's main operating companies all reported operating profits for the year indicating a turnaround in their businesses.

Unlike 1999, Quiñenco reported no significant extraordinary gains and posted a net loss of US$9.8 million for the year. As a consequence Quiñenco will not pay a dividend for the 2000 financial year. Quiñenco's ADR share price succumbed to the malaise in global markets and stood at US$6⅝ on 31 March, valuing Antofagasta's investment in Quiñenco at approximately US$250 million.

Current Trading Prospects

While the slowdown in the United States still appears unlikely to develop into a long term recession, it has had a knock-on effect on the global economy which will determine the direction of metal prices in 2001. Copper stocks are currently at low levels with supply and demand well balanced and very little new production capacity planned. The decision by Phelps Dodge to shut down part of its capacity in Arizona and New Mexico due to soaring energy costs, was not sufficient to stabilise the copper price but further cut backs or increased demand could see prices moving up in the second half of 2001. Prospects for copper which still accounts for 40% of Chile's foreign currency earnings appear positive, although the more cautious commentators on metals and minerals have now reduced their forecast prices in 2001 to around 80 to 85 cents per pound.

Chile enters 2001 with strong reserves, healthy fiscal balances, low inflation and a competitive exchange rate. Its well diversified economy, broad export base and strong mining sector, should continue to resist negative trends in the global economy although the recent sharp downturn in the United States economy, which has become deeper and more prolonged than anticipated, will undoubtedly impact on Chile's important trading partners in Asia. The Chilean Central Bank survey has lowered its predictions on GDP growth to 5.0% for 2001, with inflation around 3.2%. Interest rates have recently been reduced to 4% in order to stimulate the domestic economy which remains weak.

The Group's overall copper production is expected to increase to over 440,000 tonnes in 2001, boosted by new cathode production from El Tesoro and the effect of the optimisation of operations at Los Pelambres in the second half of 2000. The railway is expected to carry more tonnage in 2001 due to increased shipments from El Abra, Zaldívar and El Tesoro, and to benefit from increasing demand for its integrated road-rail transport services.

Although the world economic environment has deteriorated since the fourth quarter of 2000, we are very confident of the Group's ability to produce satisfactory results in 2001.

Dividends

A final dividend of 10.0p (1999 - 5.75p) and a special dividend of 12.5p are being proposed at the Annual General Meeting on 7 June 2001, which if approved will be paid to ordinary shareholders on 8 June 2001. An interim dividend of 3.25p was paid in December 2000. The total dividend will therefore be 25.75p per share compared to 8.0p in1999.

Management and Employees

Our appreciation is due to all our executives, staff and employees for their individual efforts which have contributed to the excellent results obtained by the Group.



Andronico A Luksic
Chairman
8 May 2001

Financial Review

Basis of Financial Statements

The Group's financial statements on pages 36 to 75 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985. The Group's accounting policies and details of new accounting standards adopted in the period are set out in Note 1 to the financial statements.

This financial review is presented in US Dollars, the functional reporting currency of the Group, the principal currency in which the Group operates and in which assets and liabilities are held.

Review of Performance

Turnover

	2000 US$m	1999 US$m
Mining	**696.1**	93.6
Railway and other transport services	**70.0**	51.9
	766.1	145.5

Group turnover reflected the increased production of the mining division following the start-up of commercial production at Los Pelambres. Group copper production rose from 60,500 tonnes in 1999 to 351,100 tonnes in 2000. Los Pelambres contributed 298,900 tonnes to production and US$603.9 million to turnover. The mining division also benefited from higher copper prices which averaged 82.3 cents per pound in 2000 compared with 71.3 cents per pound in 1999.

Turnover from railway and other transport services increased from US$51.9 million to US$70.0 million, principally due to the inclusion for the first time of revenues from Bolivian operations which amounted to US$12.1 million. These revenues are now consolidated following a restructuring of investments at the beginning of the year. Turnover from existing operations also increased by US$6.0 million, mainly because of growth in road transport and ancillary services. Rail tonnages from existing operations also increased and reached 3.3 million tons compared with 3.1 million tons in 1999.

Operating Profits

	2000 US$m	1999 US$m
Mining	**224.9**	(9.2)
Rail and other transport services	**21.1**	19.2
	246.0	10.0
Exceptional items affecting operating profits	**–**	(18.6)
	246.0	(8.6)
Share of associates' operating profit	**–**	1.7

The substantially improved operating profits at the mining division resulted from the start-up of production at Los Pelambres helped by improved copper prices. Production at Los Pelambres has also lowered weighted average cash costs from 55.4 cents per pound in 1999 to 39.2 cents per pound in 2000, thereby also improving operating margins for the Group. Cash costs are a measure of the operational cost of production excluding depreciation expressed in cents per pound of payable copper produced.

Operating profits from railway and other transport services in 2000 included US$1.8 million from the Bolivian operations. In 1999, these investments were treated as associates and the share of their operating profit included in the Group's results was US$1.7 million. Operating profits from existing operations were US$19.3 million, substantially unchanged from the previous year.

Exceptional items in 1999 amounted to US$18.6 million and were charged against operating profit. These included provisions for the write-down of mining assets of US$12.0 million at Michilla and Tamaya. Non-incremental overhead costs of US$6.6 million incurred during the Los Pelambres development were also expensed as required by United Kingdom accounting standards rather than capitalised. Further details are given in Note 4 to the financial statements.

Profit on Disposal of Fixed Assets

	2000 US$m	1999 US$m
Profit on disposal of fixed assets	**4.1**	-

During the year, the Group sold surplus mining assets from its former El Chacay mine at a profit of US$4.1 million. This profit has been treated as an exceptional item, and further details are given in Note 4 to the financial statements.

Financial Review

Income from Other Fixed Asset Investments

	2000 US$m	1999 US$m
Quiñenco	**31.3**	5.3
Other fixed asset investments	**0.2**	0.1
	31.5	5.4

The Group holds a 33.6% interest in Quiñenco, a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone of Latin America and Brazil. Income from Quiñenco is accounted for on a dividends-received basis and in May 2000 the Group received US$31.3 million (1999 - US$5.3 million). This represented a distribution of 30% of Quiñenco's previous year's profits after tax and minorities, which included a substantial profit on the sale of its banking and cable television interests. No comparable disposals took place during 2000, and the Group does not expect to receive a dividend in 2001. Further details about the investment in Quiñenco are given in Note 14 to the financial statements.

Net Interest (Payable)/Receivable

	2000 US$m	1999 US$m
Interest receivable (including share of associates in 1999)	**21.0**	15.1
Interest payable	**(80.5)**	(0.2)
Release of discount relating to provisions	**1.2**	(0.2)
	(58.3)	14.7

The Group's borrowings during 1999 related mainly to the Los Pelambres and El Tesoro projects. Finance costs relating to these borrowings were capitalised during that year when both projects remained under development, resulting in the low interest charge in the profit and loss account. Interest payable capitalised in 1999 amounted to US$39.5 million and interest receivable capitalised amounted to US$4.2 million.

During 2000, interest income and expenses at Los Pelambres were no longer capitalised following start-up of commercial operations, resulting in the higher amounts in the profit and loss account. Interest receivable included US$8.0 million and interest payable included US$80.1 million relating to Los Pelambres. Interest costs at El Tesoro continued to be capitalised as that project remained under development. Interest receivable capitalised during 2000 amounted to US$4.6 million and interest payable capitalised amounted to US$15.3 million.

Taxation

	2000 US$m	1999 US$m
On profits before exceptional items (including share of associates in 1999)	**(28.4)**	(4.7)
On exceptional items	**(0.6)**	2.8
	(29.0)	(1.9)

Tax amounted to US$29.0 million, including deferred tax (mainly Los Pelambres) of US$27.0 million. This represents an effective tax rate (including deferred tax) of 13%, compared with the statutory Chilean tax rate of 15%. The lower tax rate arises because the dividend from Quiñenco is paid out of its post-tax profits and is not subject to further tax on receipt. Excluding the Quiñenco dividend, the effective tax rate would be 15.1%. Further details regarding the current and deferred tax charges for the year are given in Note 7 to the financial statements.

Earnings per Share and Dividends

	2000	1999
Earnings per share	**70.0¢**	8.1¢
Earnings per share before exceptional items	**68.2¢**	13.5¢
Ordinary dividend in pence per share	**25.75p**	8.0p
Ordinary dividend in cents per share	**37.37¢**	12.82¢

Earnings per share calculations are based on 197.2 million ordinary shares, being the number of shares in issue throughout 2000 (weighted average number of shares in issue during 1999 was 193.3 million).

The dividend for 2000 includes a special dividend of 12.5 pence (18.03 cents) per share, which has been proposed in view of the strong Group cash position following the successful completion of the Los Pelambres project and release of the Group's escrow account during the year. Excluding the special dividend, the dividend for the year is 13.25 pence compared with 8.0 pence in 1999.

The cost of ordinary dividends paid and proposed in 2000 is US$73.7 million, compared with US$25.4 million in 1999. This includes the proposed special dividend, the cost of which is US$35.6 million. Excluding the special dividend, the dividend cover, based on earnings per share before exceptional items, was 3.5 times, compared with 1.0 times in 1999.

Financial Review

Cash Flows and Financial Position

The Group cash flow statement is presented on page 41. The key features may be summarised as follows:

	2000 US$m	1999 US$m
Net debt at the beginning of the year	**(739.5)**	(125.0)
Changes in net debt relating to cash flows		
Net cash inflow from operating activities	**326.6**	4.3
Capital expenditure and financial investment	**(314.5)**	(600.6)
Contributions from minority interests	**8.0**	65.5
Other items	**(67.2)**	(42.3)
Exchange and other non-cash movements	**(9.0)**	(41.4)
Net debt at the end of the year	**(795.6)**	(739.5)
Analysed as follows		
Current asset investments and cash at bank	**300.1**	331.6
Long and short term loans	**(1,095.7)**	(1,071.1)
	(795.6)	(739.5)

Net cash inflow from operating activities increased to US$326.6 million in 2000 from US$4.3 million in 1999. Net cash inflow in both 1999 and 2000 was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up. Excluding working capital movements, cash inflow would have been US$354.9 million (1999 - US$26.1 million). The increase in operating cash flows reflected the start-up of operations at Los Pelambres.

Net capital expenditures in the period were US$314.5 million, compared with US$600.6 million during the Los Pelambres development period in 1999. Amounts spent in 2000 relate mainly to the El Tesoro project and final construction costs in the first quarter of the year at Los Pelambres. The lower contributions from minority interests in 2000 also reflects the fact that the Los Pelambres development, which is 60% owned, was substantially completed by the end of 1999.

Other items include dividends received from investments, interest receipts and payments, dividends paid and tax payments. These are analysed in the review of performance above and in Note 23 to the financial statements. Exchange and other non-cash movements are analysed in the Reconciliation of Net Cash Flow to Net Debt on page 41.

At 31 December 2000, the Group had cash and deposits of US$300.1 million (1999 - US$331.6 million). These included US$37.8 million held by El Tesoro to fund its development costs. After taking into account the minority share of the non-wholly owned operations, the Group's share of the total balance of US$300.1 million is US$267.4 million.

Group debt at the end of 2000 was US$1,095.7 million (1999 - US$1,071.1 million); of this, US$641.6 million is proportionately attributable to the Group after taking the minority share of non-wholly owned operations into account. The total Group borrowings included US$878.7 million due under the Los Pelambres non-recourse project financing arrangements, of which 40% is attributable to minority shareholders. El Tesoro had drawn down US$149.5 million of its US$205 million project financing arrangements of which 39% is attributable to minority shareholders. These borrowings should become non-recourse in 2002 when the project is expected to satisfy its completion test.

Balance Sheet

The Group's balance sheet is set out on page 39. Shareholders' funds increased from US$887.3 million at the beginning of the year to US$948.5 million. The principal components of the movement were profit after tax and minorities of US$138.2 million, less dividends paid and proposed of US$73.9 million.

Minority interests increased from US$216.3 million at the beginning of the year to US$292.8 million. This resulted from the acquisition of the Bolivian network, the further contributions from minority shareholders to complete the Los Pelambres project and share of profit after tax partly offset by dividends received from subsidiaries.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. There were no derivative instruments outstanding at 31 December 2000.

Antofagasta Minerals S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB manages treasury operations on behalf of the transport division. Policies are set by a Risk Management Committee and reviewed by each divisional board. Hedging operations are subject to internal controls including review by an internal audit function.

Exchange

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(e) to the accounts. The exchange gain of US$18.0 million results mainly from the re-translation of sterling-denominated share capital at year-end rates.

Production Statistics

For the year ended 31 December 2000

	2000					1999
	Q1	Q2	Q3	Q4	Year	Year
Group total						
Total copper production ('000 tonnes)	82.3	85.4	87.0	96.4	**351.1**	60.5
Weighted average cash costs (cents per pound)	38.7	39.6	37.7	39.9	**39.2**	55.4
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	84.7	90.0	90.5	106.2	**93.1**	-
Average ore grade (%)	1.04	1.01	0.95	0.96	**0.98**	-
Average recovery (%)	91.4	93.0	93.2	92.2	**92.4**	-
Concentrate produced ('000 tonnes)	158.5	171.6	179.1	205.3	**714.5**	-
Average concentrate grade (%)	44.8	43.8	42.9	42.1	**43.3**	-
Copper in concentrate ('000 tonnes)	68.6	72.6	74.3	83.4	**298.9**	-
Cash costs (cents per pound)	34.9	35.9	33.8	36.7	**35.6**	-
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	12.1	11.7	11.7	11.8	**11.8**	12.1
Average ore grade (%)	1.72	1.70	1.65	1.63	**1.67**	1.77
Average recovery (%)	74.5	71.6	72.0	72.3	**72.6**	77.3
Copper cathodes ('000 tonnes)	12.6	12.8	12.7	13.0	**51.1**	51.3
Copper in concentrate ('000 tonnes)	1.1	-	-	-	**1.1**	9.2
Cash costs (cents per pound)	58.8	60.2	60.2	60.3	**59.8**	55.4

Notes to Production Statistics

a) The production figures represent full production not the Group's share of full production.

b) Production volumes above are expressed in terms of payable copper.

c) Cash costs are a measure of cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

d) During 1999, when still under development, Los Pelambres produced 17,400 tonnes of copper in concentrates before a commercial level of production was achieved. This production and the related sales were not accounted for in the 1999 profit and loss account, and are excluded from the production figures above.

Notes to Reserves and Resources

a) The reserves and resources figures represent full reserves and resources not the Group's share of reserves and resources.

b) Resources are stated inclusive of reserves.

c) The operation at Michilla comprises an open pit mine, an underground mine and other workings. A cut off grade of 0.5% was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and 1.0% to the other workings to determine the reserve and resource calculations.

Mining Reserves and Resources

At 31 December 2000

	Tonnage millions of tonnes	Copper (%)	Average Grade Molybdenum (%)	Gold (g/tonne)	Silver (g/tonne)
Ore reserves					
Los Pelambres (cut off grade 0.4%)					
Proved	812.0	0.79	0.0195	0.029	1.24
Probable	249.6	0.64	0.0189	0.025	0.97
Possible	78.1	0.58	0.0165	0.020	0.76
Total	**1,139.7**	**0.74**	**0.0192**	**0.028**	**1.15**
El Tesoro (cut off grade 0.37%)					
Proved	173.1	0.88	-	-	-
Probable	11.2	0.89	-	-	-
Possible	1.3	1.09	-	-	-
Total	**185.6**	**0.89**	**-**	**-**	**-**
Michilla (cut off grade - see note opposite)					
Proved	11.2	1.46	-	-	-
Probable	17.1	1.23	-	-	-
Possible	1.8	0.98	-	-	-
Total	**30.1**	**1.30**	**-**	**-**	**-**
Group total	**1,355.4**	**0.77**	**-**	**-**	**-**
Ore resources (including reserves)					
Los Pelambres (cut off grade 0.4%)					
Measured	1,503.1	0.71	0.0176	0.028	1.15
Indicated	911.8	0.59	0.0147	0.023	0.80
Inferred	651.6	0.57	0.0138	0.015	0.43
Total	**3,066.5**	**0.65**	**0.0159**	**0.023**	**0.89**
El Tesoro (cut off grade 0.37%)					
Measured	198.0	0.86	-	-	-
Indicated	25.1	0.77	-	-	-
Inferred	4.1	0.76	-	-	-
Total	**227.2**	**0.85**	**-**	**-**	**-**
Michilla (cut off grade - see note opposite)					
Measured	15.9	1.76	-	-	-
Indicated	35.1	1.62	-	-	-
Inferred	7.3	1.40	-	-	-
Total	**58.3**	**1.63**	**-**	**-**	**-**
Group total	**3,352.0**	**0.68**	**-**	**-**	**-**

Notes to Reserves and Resources are set out on page 24.

Report of the Directors

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2000.

Group Activities

The principal activities of the Group are mining and the transport of freight by rail and road. These activities are principally based in Chile.

Results and Dividends

The consolidated profit before tax has increased from US$13.2 million in 1999 to US$223.3 million in 2000.

Having paid an interim dividend of 3.25p (1999 - 2.25p), the Directors recommend a final dividend of 22.5p (1999 - 5.75p) per ordinary share payable on 8 June 2001 to shareholders on the Register at the close of business on 4 May 2001. This dividend comprises an ordinary dividend of 10 pence and a special dividend of 12.5 pence per share. This makes a total dividend for the year of 25.75p (1999 - 8.0p). After providing for ordinary and preference dividends of US$73.9 million (1999 - US$25.6 million) the retained profit of the Group for the year of US$64.3 million (1999 loss - US$9.7 million) has been transferred to reserves.

Antofagasta plc recently changed its policy in respect of the currency in which dividend payments are paid to holders of ordinary shares. Shareholders on the register of members with an address in the United Kingdom will continue to receive dividend payments in pounds sterling, unless they elect to be paid in US dollars. All other shareholders will be paid by cheque in US dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in pounds sterling. The Company's registrar must be notified of any such election before the record date for a particular dividend.

The exchange rate applied for the conversion of the final dividend is £1 = US$1.4421, giving those shareholders who will be paid in US dollars a dividend of 32.45 cents per ordinary share, comprising an ordinary dividend of 14.42 cents and a special dividend of 18.03 cents.

Review of Business, Acquisitions in the Year and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and subsequent developments after the year-end.

Directors

The Directors who served throughout the year are shown on page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

C H Bailey and G S Menendez retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election. C H Bailey was appointed a Director in 1987 and G S Menendez was appointed a Director in 1985.

Biographical details of the Non-Executive Directors are given below:

C H Bailey is a Chartered Accountant. He is a director of General Oriental Investment Limited, RIT Capital Partners plc, St James Place Capital plc and Atrium Underwriting plc.

G S Menendez is a director of Quiñenco and Banco Latinoamericano de Exportaciones (BLADEX).

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 32.

Donations

The Group made UK charitable donations of US$58,889 during the year ended 31 December 2000 (1999 - US$67,993). This includes US$43,644 (1999 - US$51,924) to the University of Cambridge to sponsor educational studies relating to Chile.

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch (FCAB) in Chile providing rail freight services. All other operations in Chile and Bolivia are carried out through subsidiary companies.

Creditor Days

Creditor days for the Group have been calculated at 36 (1999 - 24). Operating companies are responsible for agreeing terms of payment with their suppliers. It is Group policy that payments to suppliers are made in accordance with these terms.

Environment

The Group seeks to ensure that its operations are conducted in a way to minimise any impact on the environment. Care is also taken to limit discharges of environmentally harmful substances and to dispose of waste in a safe manner. Contingency arrangements and plans exist to reduce the risk of any environmental damage. Los Pelambres, El Tesoro, Michilla and FCAB are fully compliant with all regulations.

Substantial Shareholdings

The Company has been made aware of the following substantial interests in its issued ordinary share capital.

	%
Genesis Investment Management	6.21
Capital International	3.08

Details of shares held by Dolberg Finance Corporation and Lanzville Investment Establishment are given in the Report on Remuneration and Related Matters on page 32.

Special Business at the Annual General Meeting

Resolution 6 – A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 6 on the agenda of the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer to ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than to ordinary shareholders pro rata to their holdings of ordinary shares) should not, in any rolling three year period, exceed 7.5% of the issued ordinary share capital.

Auditors

PricewaterhouseCoopers resigned as auditors of the Company on 3 August 2000. Deloitte & Touche were appointed by the Directors to fill the casual vacancy that arose. A resolution proposing the appointment of Deloitte & Touche as auditors of the Company for which special notice has been given will be put to the Annual General Meeting.

By Order of the Board

C. F. Edwards

For and on behalf of
Petershill Secretaries Limited
Secretary
8 May 2001

Corporate Governance

The Board of Directors describes below how it applies the corporate governance principles contained in the Principles of Good Governance and Code of Best Practice of the United Kingdom Listing Authority ("Combined Code"). The Company complied with the detailed code provisions contained in the Combined Code during 2000 except in relation to the recommended number of independent Non-Executive Directors and Audit Committee members, the recommendation that the Audit Committee should consist of a majority of independent Non-Executive Directors and the Remuneration Committee exclusively of independent Non-Executive Directors, the absence of performance-related pay measures for all Executive Directors and the requirement to conduct an annual review of the effectiveness of internal controls including the need for an internal audit function. Reasons for these areas of non-compliance, including alternative governance procedures in place, are set out in the discussion of principles below.

a) Directors and Board Structure

The Directors collectively have ultimate responsibility for the conduct of the Group's business. The Board currently comprises five directors, following the resignation of V P Radic on 31 August 2000. Three of these Directors (one of whom is Non-Executive) are based in Chile where the Group's operations are principally located, and two Directors (one of whom is Non-Executive) are based in the United Kingdom where the Company is incorporated and listed on the London Stock Exchange.

Three of the Directors are Executive Board members. A A Luksic is Chairman of the Board. J-P Luksic was appointed Deputy Chairman in April 2000. He is also Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division based in Chile. P J Adeane is Managing Director of Antofagasta plc. The remaining Directors (C H Bailey and G S Menendez) are Non-Executive Directors. As explained below, the Non-Executive Directors are members of the Audit Committee and Remuneration Committee. The recognised independent senior Non-Executive Director is C H Bailey. While the Board does not consider G S Menendez to be independent, it nevertheless considers that, for the reasons noted below, adequate arrangements are in place to ensure a proper balance in Board composition and decision-making.

As explained on page 75, the majority shareholder of the Company is Dolberg Finance Corporation, a company controlled by the Chairman. In accordance with the requirements of the United Kingdom Listing Authority, and in order to ensure that the Company operates independently of the majority shareholder and its associates, the Company entered into a Relationship Agreement on 22 January 1998. This requires, *inter alia*, that transactions with the majority shareholder or transactions which reflect a conflict of interest for the majority shareholder to be at arm's length and approved by the Directors who are independent of the majority shareholders and its associates, who currently are P J Adeane and C H Bailey.

The Board meets six to eight times a year and certain matters are reserved for its consideration. These include the review and approval of the Group's interim and final results and dividend recommendation prior to announcement, the review of internal controls and ensuring that the Group has sufficient resources to continue in operational existence for the foreseeable future. In addition, the board of Antofagasta Minerals S.A. (mining) and the board of the Antofagasta Railway Company plc (railway and other transport services) meet monthly to consider strategic, operational and risk management issues in detail. There is substantial overlap between membership of the Board of Antofagasta plc and these two divisional boards. Additionally, the Directors are supplied with monthly reports and forecasts to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year.

Given its small size, the Board does not consider it appropriate to have a separate nominations committee. Directors are appointed for their knowledge and experience, *inter alia*, of Latin America, the mining industry, capital markets and the regulatory environment. These factors will be taken into account by the Board of Directors in making any further appointments.

b) Directors' Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration and the remuneration details and shareholding interests of each Director are contained in the Report of the Remuneration and Related Matters on pages 32 to 33.

c) Relations with Shareholders

The Directors regularly meet with institutional shareholders and analysts both in London and Santiago. The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. Copies of these results announcements, presentations and press releases issued by the Company are available on its website. The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance.

d) Accountability and Audit

Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting policies have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding the assets of the Company and hence for taking any reasonable steps for the prevention and detection of fraud and other irregularities.

Audit Committee

The Audit Committee comprises C H Bailey (Chairman) and G S Menendez, both of whom are Non-Executive Directors. V P Radic was also a member of the Audit Committee until his resignation during the year. The audit committee meets at least twice a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board of Directors in meeting the above responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising therefrom, as well as the reappointment of the external auditors. It also reviews the financial statements and Directors' statements on internal control and going concern prior to endorsement by the Board.

Internal Controls

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Internal controls and business risks are presently monitored at each main business unit through regular (usually monthly) board meetings. In 2000, the Group carried out an initial assessment of embedded risk control procedures on a Group wide basis and a more detailed risk control system is currently being developed.

The Directors have reviewed the effectiveness of the system of internal financial controls for the period covered by the financial statements. The Group's internal financial control and monitoring procedures include clearly defined organisation, responsibilities and limits of authority; the preparation of forecasts and budgets which allow management to monitor the key business activities and risks; the review of monthly management information; and an assessment of the principal financial controls across the Group which complements the existing external audit procedures.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account in particular the financial position of the Group including borrowing facilities in place, the current copper price and market expectations in the medium-term.

Report on Remuneration and Related Matters

This report follows the publication of the Principles of Good Governance and Code of Best Practice ("the Combined Code") of the United Kingdom Listing Authority. During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as noted on page 29 and sets out below the matters required for disclosure.

Membership of the Remuneration Committee and Principal Terms of Reference

The Remuneration Committee comprises C H Bailey (Chairman) and G S Menendez, both of whom are Non-Executive Directors. V P Radic was also a member until his resignation from the Board on 31 August 2000. As explained in the Corporate Governance Statement, C H Bailey is considered by the Board to be an independent Non-Executive Director. The Remuneration Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors.

Company Policy on Executive Directors' Remuneration and Annual Bonuses

The Company's policy is to ensure that the Executive Directors are fairly rewarded. Corporate and individual performance is taken into account in setting pay levels for Executive Directors. One Director, J-P Luksic, is entitled to an annual bonus as Chief Executive Officer of Antofagasta Minerals S.A. based on personal and divisional targets, set by the board of that company. The bonus for the year is disclosed in the remuneration table on page 33. The Board does not consider it appropriate to fix remuneration of the other Directors in accordance with performance related targets. The remuneration of Non-Executive Directors is determined by the Board. No Director participates in the determination of his own remuneration.

Service Contracts

No service contracts have been entered into with Directors of the Company which cannot be terminated within 12 months.

Share Options

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company, or any of its subsidiary undertakings, or to benefit through profit-related pay or share option schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	5p Ordinary shares		5% Cumulative £1 Preference shares	
	31 December 2000	1 January 2000	**31 December 2000**	1 January 2000
Dolberg Finance Corporation	**100,000,000**	100,000,000	**1,882,396**	1,882,396
Lanzville Investment Establishment	**27,605,408**	26,484,908	**–**	-
A A Luksic	**322,338**	322,388	**–**	-
P J Adeane	**20,000**	20,000	**–**	-
C H Bailey	**13,000**	10,000	**–**	-

The remaining Directors had no beneficial interests in the shares of the Company during the year. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

A A Luksic together with his family and other interests own the ultimate holding company Dolberg Finance Corporation and Lanzville Investment Establishment.

Remuneration

The remuneration of the Chairman and all Directors in the year is detailed below. Certain emoluments of the Chairman are paid to Kimpton S.A. for the provision of his services. Only one Director of the Company in the United Kingdom receives pension contributions to a personal pension scheme. Directors in Chile do not receive pension contributions. V P Radic resigned from the Board on 31 August 2000. On 7 September 2000, the Company entered into a consultancy agreement with Inmobiliaria y Inversiones Guanaqueros Limitada and Asesorias Supetar Limitada for the provision of services by V P Radic and during 2000 these companies were paid US$179,887. Other amounts paid to Directors are set out below.

Directors' Emoluments

	Base salary and fees		Bonus		Benefits		Pension contributions		Total emoluments including pension contributions	
	2000 US$'000	1999 US$'000	2000 US$'000	1999 US$'000	2000 US$'000	1999 US$'000	2000 US$'000	1999 US$'000	2000 US$'000	1999 US$'000
Chairman and Executive Directors										
Kimpton SA	512	548	–	–	–	–	–	–	512	548
A A Luksic	235	239	–	–	–	–	–	–	235	239
P J Adeane	218	233	–	–	27	26	15	16	260	275
J-P Luksic	413	233	156	–	–	–	–	–	569	233
Non-Executive Directors										
C H Bailey	30	32	–	–	–	–	–	–	30	32
G S Menendez	38	42	–	–	–	–	–	–	38	42
V P Radic *	301	329	–	–	–	–	–	–	301	329
	1,747	1,656	156	-	27	26	15	16	1,945	1,698

* V P Radic resigned from the Board on 31 August 2000.

Auditors' Report to the Members of Antofagasta plc

We have audited the financial statements on pages 36 to 75 which have been prepared under the accounting policies set out on pages 42 to 45.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including as described on page 30 preparation of the financial statements, which are required to be prepared in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the UK Listing Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement on page 29 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the UK Listing Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR
8 May 2001

Deloitte & Touche

Consolidated Profit and Loss Account – US Dollars

For the year ended 31 December 2000

	Notes	Before exceptional items US$m	Exceptional items Note 4 US$m	2000 Total US$m	Before exceptional items US$m	Exceptional items Note 4 US$m	1999 Total US$m
Turnover							
Continuing operations		754.0	–	754.0	145.5	–	145.5
Acquisition		12.1	–	12.1	–	–	–
	2	766.1	–	766.1	145.5	–	145.5
Operating profit/(loss)							
Continuing operations	4	244.2	–	244.2	10.0	(18.6)	(8.6)
Acquisition		1.8	–	1.8	–	–	–
	2,3	246.0	–	246.0	10.0	(18.6)	(8.6)
Share of operating profit in associates		–	–	–	1.7	–	1.7
Profit on disposal of fixed assets	4	–	4.1	4.1	–	–	–
Income from other fixed asset investments		31.5	–	31.5	5.4	–	5.4
Net interest (payable)/receivable							
Group	5	(58.3)	–	(58.3)	14.4	–	14.4
Associates		–	–	–	0.3	–	0.3
Profit on ordinary activities before tax	2,5	219.2	4.1	223.3	31.8	(18.6)	13.2
Tax							
Group	7	(28.4)	(0.6)	(29.0)	(4.2)	2.8	(1.4)
Associates	7	–	–	–	(0.5)	–	(0.5)
Profit on ordinary activities after tax		190.8	3.5	194.3	27.1	(15.8)	11.3
Minority interests – equity		(56.1)	–	(56.1)	(0.9)	5.5	4.6
Profit for the financial year		134.7	3.5	138.2	26.2	(10.3)	15.9
Dividends							
Preference – non equity	8	(0.2)	–	(0.2)	(0.2)	–	(0.2)
Ordinary – equity	8	(73.7)	–	(73.7)	(25.4)	–	(25.4)
Retained profit/(loss)		60.8	3.5	64.3	0.6	(10.3)	(9.7)
Earnings per share	10	68.2¢		70.0¢	13.5¢		8.1¢
Dividend per share	8			37.37¢			12.82¢

The dividend in 2000 includes a special dividend of 18.03 cents per share. Further details are given in Note 8.

The movement in reserves for the year are analysed in Note 9. There were no operations discontinued during either year. No dilutive potential ordinary shares were in issue.

The Notes on pages 42 to 75 form part of these financial statements.

Consolidated Profit and Loss Account – Sterling

For the year ended 31 December 2000

	Notes	Before exceptional items £m	Exceptional items Note 4 £m	2000 Total £m	Before exceptional items £m	Exceptional items Note 4 £m	1999 Total £m
Turnover							
Continuing operations		497.4	–	497.4	89.8	–	89.8
Acquisition		8.0	–	8.0	–	–	–
	2	505.4	–	505.4	89.8	–	89.8
Operating profit/(loss)							
Continuing operations	4	161.2	–	161.2	6.2	(11.5)	(5.3)
Acquisition		1.2	–	1.2	–	–	–
	2,3	162.4	–	162.4	6.2	(11.5)	(5.3)
Share of operating profit in associates		–	–	–	1.0	–	1.0
Profit on disposal of fixed assets	4	–	2.7	2.7	–	–	–
Income from other fixed asset investments		20.1	–	20.1	3.3	–	3.3
Net interest (payable)/receivable							
Group	5	(38.4)	–	(38.4)	8.9	–	8.9
Associates		–	–	–	0.2	–	0.2
Profit on ordinary activities before tax	2,5	144.1	2.7	146.8	19.6	(11.5)	8.1
Tax							
Group	7	(18.7)	(0.4)	(19.1)	(2.7)	1.8	(0.9)
Associates	7	–	–	–	(0.3)	–	(0.3)
Profit on ordinary activities after tax		125.4	2.3	127.7	16.6	(9.7)	6.9
Minority interests – equity		(37.0)	–	(37.0)	(0.6)	3.4	2.8
Profit for the financial year		88.4	2.3	90.7	16.0	(6.3)	9.7
Dividends							
Preference – non equity	8	(0.1)	–	(0.1)	(0.1)	–	(0.1)
Ordinary – equity	8	(50.8)	–	(50.8)	(15.8)	–	(15.8)
Retained profit/(loss)		37.5	2.3	39.8	0.1	(6.3)	(6.2)
Earnings per share	10	44.8p		45.9p	8.2p		5.0p
Dividend per share	8			25.75p			8.0p

The dividend in 2000 includes a special dividend of 12.5 pence per share. Further details are given in Note 8.

The movement in reserves for the year is analysed in Note 9. There were no operations discontinued during either year. No dilutive potential ordinary shares were in issue.

The notes on pages 42 to 75 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2000

		US Dollars		Sterling	
		2000	1999	2000	1999
	Note	US$m	US$m	£m	£m
Profit for the financial year		**138.2**	15.9	**90.7**	9.7
Exchange	*1(e)*	**18.0**	3.9	**29.6**	8.5
Total gains and losses recognised during the year		**156.2**	19.8	**120.3**	18.2

In 1999, the share of associates' exchange included above amounted to less than US$0.1 million. The Group did not have any associates in 2000.

Note of Historical Cost Profits and Losses

The results as disclosed in the consolidated profit and loss account on pages 36 and 37, and for the Parent Company as disclosed in Note 9, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

At 31 December 2000

		US Dollars		Sterling	
			Restated		Restated
		2000	1999	2000	1999
	Notes	US$m	US$m	£m	£m
Fixed assets					
Tangible fixed assets	*11*	**1,926.7**	1,635.8	**1,286.8**	1,016.6
Investments in associates	*13*	**-**	20.6	**-**	13.2
Other investments	*14*	**185.5**	185.8	**108.2**	108.3
		2,112.2	1,842.2	**1,395.0**	1,138.1
Current assets					
Stocks	*15*	**41.6**	32.4	**27.8**	20.1
Debtors	*16*	**110.1**	81.5	**73.7**	50.6
Current asset investments	*19(a)*	**297.1**	328.4	**198.9**	204.0
Cash at bank and in hand	*19(a)*	**3.0**	3.2	**2.0**	2.0
		451.8	445.5	**302.4**	276.7
Creditors – amounts falling due within one year					
Trade and other creditors	*17*	**(87.1)**	(77.4)	**(58.3)**	(48.2)
Loans	*18*	**(92.2)**	(64.8)	**(61.7)**	(40.1)
Dividends		**(64.0)**	(18.3)	**(44.4)**	(11.3)
		(243.3)	(160.5)	**(164.4)**	(99.6)
Net current assets		**208.5**	285.0	**138.0**	177.1
Total assets less current liabilities		**2,320.7**	2,127.2	**1,533.0**	1,315.2
Creditors – amounts falling due after more than one year					
Other creditors	*17*	**(28.5)**	-	**(19.1)**	-
Loans	*18*	**(1,003.5)**	(1,006.3)	**(671.8)**	(625.0)
Provisions for liabilities and charges	*20*	**(47.4)**	(17.3)	**(31.6)**	(10.7)
		1,241.3	1,103.6	**810.5**	679.5
Capital and reserves					
Called up share capital					
Preference shares – non-equity	*21*	**3.0**	3.2	**2.0**	2.0
Ordinary shares – equity	*21*	**14.7**	15.9	**9.9**	9.9
		17.7	19.1	**11.9**	11.9
Reserves – equity					
Share premium account	*9*	**253.1**	272.8	**169.4**	169.4
Revaluation reserve	*9*	**17.2**	17.2	**11.9**	11.9
Profit and loss account	*9*	**660.5**	578.2	**421.3**	351.9
Shareholders' funds (including non-equity interests)	*22*	**948.5**	887.3	**614.5**	545.1
Minority interests – equity		**292.8**	216.3	**196.0**	134.4
		1,241.3	1,103.6	**810.5**	679.5

Approved by the Board on 8 May 2001.

A A Luksic
P J Adeane
Directors

The Notes on pages 42 to 75 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 2000

		US Dollars		Sterling	
		2000	1999	2000	1999
	Notes	US$m	US$m	£m	£m
Fixed assets					
Investment in subsidiaries	*12*	**482.8**	512.4	**315.8**	316.6
Other investments	*14*	**5.0**	5.4	**2.6**	2.8
		487.8	517.8	**318.4**	319.4
Current assets					
Debtors	*16*	**0.2**	1.3	**0.1**	0.8
Current asset investments		**128.7**	144.4	**86.1**	89.7
		128.9	145.7	**86.2**	90.5
Creditors – amounts falling due within one year					
Amounts owed to subsidiaries		**(236.1)**	(237.0)	**(158.1)**	(147.2)
Dividends		**(64.0)**	(18.3)	**(44.4)**	(11.3)
		(300.1)	(255.3)	**(202.5)**	(158.5)
Net current liabilities		**(171.2)**	(109.6)	**(116.3)**	(68.0)
Total assets less current liabilities		**316.6**	408.2	**202.1**	251.4
Capital and reserves					
Called up share capital					
Preference shares – non-equity	*21*	**3.0**	3.2	**2.0**	2.0
Ordinary shares – equity	*21*	**14.7**	15.9	**9.9**	9.9
		17.7	19.1	**11.9**	11.9
Reserves – equity					
Share premium account	*9*	**253.1**	272.8	**169.4**	169.4
Profit and loss account	*9*	**45.8**	116.3	**20.8**	70.1
Shareholders' funds (including non-equity interests)	*22*	**316.6**	408.2	**202.1**	251.4

Approved by the Board on 8 May 2001.

A A Luksic
Directors
P J Adeane



The Notes on pages 42 to 75 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2000

	Notes	US Dollars 2000 US$m	US Dollars 1999 US$m	Sterling 2000 £m	Sterling 1999 £m
Net cash inflow from operating activities	23(a)	**326.6**	4.3	**215.4**	2.8
Dividends received from associates		**-**	1.3	**-**	0.8
Returns on investment and servicing of finance	23(b)	**(42.6)**	(14.8)	**(28.7)**	(9.1)
Taxation - overseas tax recovered/(paid)		**1.1**	(4.5)	**0.7**	(2.8)
Capital expenditure and financial investment	23(b)	**(314.5)**	(600.6)	**(207.5)**	(370.6)
Acquisitions and disposals - net cash balances acquired with subsidiary		**0.9**	-	**0.5**	-
Equity dividends paid		**(26.6)**	(24.3)	**(17.7)**	(14.8)
Cash outflow before management of liquid resources and financing		**(55.1)**	(638.6)	**(37.3)**	(393.7)
Management of liquid resources - net decrease in time deposits		**40.2**	55.4	**26.5**	34.2
Net cash inflow from financing	23(b)	**17.8**	582.7	**11.7**	359.7
Net cash inflow/(outflow) in the year		**2.9**	(0.5)	**0.9**	0.2

Reconciliation of Net Cash Flow to Movement in Net Debt

	Note	US Dollars 2000 US$m	US Dollars 1999 US$m	Sterling 2000 £m	Sterling 1999 £m
Net cash inflow/(outflow) in the year		**2.9**	(0.5)	**0.9**	0.2
Cash inflow from increase in debt		**(9.8)**	(517.2)	**(6.4)**	(319.3)
Cash inflow from decrease in liquid resources		**(40.2)**	(55.4)	**(26.5)**	(34.2)
Change in net debt resulting from cash flows	23(c)	**(47.1)**	(573.1)	**(32.0)**	(353.3)
Acquisition		**5.1**	(6.4)	**3.2**	(3.9)
Capitalisation of subordinated debt		**10.3**	-	**6.8**	-
Reclassification to short-term interest accruals		**3.5**	-	**2.2**	-
Reclassification from minority interests		**-**	(26.6)	**-**	(16.0)
Interest accrued on long-term balances		**(8.1)**	(4.6)	**(5.3)**	(2.8)
New leases		**(16.3)**	-	**(10.8)**	-
Exchange		**(3.5)**	(3.8)	**(37.6)**	(7.8)
Movement in net debt in the year		**(56.1)**	(614.5)	**(73.5)**	(383.8)
Net debt at 1 January	23(c)	**(739.5)**	(125.0)	**(459.1)**	(75.3)
Net debt at 31 December	23(c)	**(795.6)**	(739.5)	**(532.6)**	(459.1)

Notes to the Financial Statements

1 Accounting Policies

a) Basis of accounting and functional currency

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and in accordance with applicable accounting standards.

The functional reporting currency of the Group is US Dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These financial statements have also been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. In previous years, the Group financial statements were presented in sterling with supplementary presentation in US dollars. As explained in Note 8, dividends are paid in both US dollars and sterling.

b) Changes in accounting policies and application of new accounting standards

Four new accounting standards have been adopted in these financial statements. FRS 16, "Current Tax", FRS 17, "Retirement Benefits" and FRS 18 "Accounting Policies" have had no effect on the Group's financial position, results or cash flows. FRS 19 "Deferred Tax" has also been adopted, certain amounts in the balance sheet have been reclassified from creditors to debtors and provisions and prior year comparatives restated accordingly. This reclassification has had no effect on the Group's results, cash flows or net financial position.

c) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

d) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 "Goodwill and Intangible Assets" adopted in the 1998 financial statements, such amounts previously written off or credited to reserves were not reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

e) Currency translation

Assets and liabilities denominated in foreign currencies are translated into US Dollars at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each period. As explained in the Report of the Directors on page 26, the final dividend was converted at £1 = US$ 1.4421.

1 Accounting Policies (continued)

e) Currency translation (continued)

	Period end rates	Average rates
31 December 2000	**US$1.49 = £1; US$1 = CH$574**	**US$1.52 = £1; US$1 = CH$540**
31 December 1999	US$1.61 = £1; US$1 = CH$531	US$1.62 = £1; US$1 = CH$509

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging overseas investments, and the restatement of results at the average rate are taken directly to reserves.

f) Inflation adjustments in Chile

Certain subsidiaries (principally transport subsidiaries in Chile) are peso denominated. On 1 January 1975 the Chilean Government introduced a method of accounting for inflation known as monetary correction, which restates non-monetary assets and liabilities, profit and loss items and initial capital in entities reporting in Chilean pesos to take account of changes in the Chilean cost of living index from the date of any transaction to 30 November each year. This monetary correction is reversed in all material respects from these peso-denominated subsidiaries in preparing the consolidated accounts.

g) Fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation in 1999 of FRS 15, "Tangible Fixed Assets", at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include financing costs and the costs associated with a commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

Depreciation is provided on the following bases:

(i) Mining assets: Depreciation is provided in proportion to the volume of ore extracted in the year compared with the total estimated reserves or, if shorter, over the useful life of the specific asset.

(ii) Forestry: Depreciation is provided on timber to the extent that its value is depleted by cutting in excess of sustained growth. Forestry assets are included as part of freehold land in Note 11 to the financial statements.

(iii) Other fixed assets: Depreciation is provided to write down the carrying value of other fixed assets to their estimated residual value in equal instalments at the following rates based on their estimated useful lives:

Freehold land and earthworks (other than forestry assets)	not depreciated
Freehold buildings	2%
Permanent way and works and main water pipe lines	3%
Locomotives, rolling stock and machinery	5%
Furniture and fittings	10%
Motor vehicles	20%

Depreciation is charged at half the annual rate for the year an asset is placed in service and no depreciation is charged in the year of disposal. Depreciation is not provided on assets in the course of construction.

1 **Accounting Policies** (continued)

h) Associates

Associated undertakings ("associates") are accounted for under the equity method. The consolidated profit and loss account and statement of total recognised gains and losses include the Group's share of its associates' results and share of its associates' other recognised gains and losses respectively. The consolidated balance sheet includes the Group's share of the net assets of its associates, as adjusted for fair values on acquisition.

i) Other investments

Other investments are stated at cost unless, in the opinion of the Directors, there has been a permanent impairment in value. Where an investment has ceased to be an investment in an associate, it is reclassified to other investments and stated at the carrying amount as at the date of reclassification. Income from investments is recognised on a dividends received basis.

j) Turnover

Turnover represents the value of goods and services supplied during the year.

k) Exploration expenditure

Exploration is written off in the year in which it is incurred. When a decision is taken that a mining project is capable of production (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. As explained in (g), capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

l) Stocks

Stocks are included at the lower of cost or net realisable value. The replacement cost of stocks is not materially different from book value.

m) Pensions

The Group makes payments into private pensions plans for a limited number of employees. These pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

n) Provision for severance indemnities

Provision is made for severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life, based on the net present value of estimated future costs. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

o) Provision for decommissioning and site rehabilitation costs

Provision is made for decommissioning and site rehabilitation costs in the accounting period when the related environmental impact occurs, based on the net present value of estimated future costs. Where an obligation is incurred in the course of acquiring or constructing tangible fixed assets, the discounted amount of the provision is capitalised and depreciated over the life of that asset. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

1 Accounting Policies (continued)

p) Deferred tax

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

q) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

r) Finance leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account in proportion to the capital amounts outstanding.

s) Derivative financial instruments

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

(i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

(ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transaction when the hedged transactions occurs. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 Segmental Information

a) Turnover by geographical destination

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
UK	**5.7**	7.9	**3.7**	4.9
Rest of Europe	**169.1**	41.3	**111.6**	25.5
Chile	**78.2**	45.7	**51.6**	28.3
Rest of Latin America	**54.9**	33.2	**36.2**	20.5
North America	**38.4**	2.8	**25.4**	1.7
Asia Pacific/other	**419.8**	14.6	**276.9**	8.9
	766.1	145.5	**505.4**	89.8

b) Turnover, profit before tax and net assets by class of business and geographical location

Operations are based in Latin America. Turnover, profit before tax and net assets can be analysed as follows. Net assets are stated gross of minority interests.

	US Dollars					
	2000			1999		
	Turnover US$m	Profit before tax US$m	Net assets US$m	Turnover US$m	Profit before tax US$m	Net assets US$m
Mining	**696.1**	**224.9**	**1,797.1**	93.6	(9.2)	1,568.8
Railway and other transport services						
- Continuing	**57.9**	**19.3**	**90.7**	51.9	19.2	86.2
- Acquisition	**12.1**	**1.8**	**27.6**	-	-	-
Turnover, operating profit before exceptional items and operating net assets	**766.1**	**246.0**	**1,915.4**	145.5	10.0	1,655.0
Exceptional items affecting operating profit (Note 4)		**-**	**-**		(18.6)	-
Operating profit and operating net assets		**246.0**	**1,915.4**		(8.6)	1,655.0
Associates - Railway services		**-**	**-**		1.7	20.6
Disposal of fixed assets		**4.1**	**-**		-	-
Other fixed asset investments		**31.5**	**185.5**		5.4	185.8
Net interest (payable)/receivable and net debt		**(58.3)**	**(795.6)**		14.7	(739.5)
Unallocated liabilities - Group dividend		**-**	**(64.0)**		-	(18.3)
Profit before tax and net assets		223.3	1,241.3		13.2	1,103.6

2 Segmental Information (continued)

b) Turnover, profit before tax and net assets by class of business and geographical location (continued)

	Sterling					
		2000			1999	
	Turnover £m	Profit before tax £m	Net assets £m	Turnover £m	Profit before tax £m	Net assets £m
Mining	459.2	148.3	1,203.1	57.8	(5.6)	974.4
Railway and other transport services						
- Continuing	38.2	12.9	57.6	32.0	11.8	54.0
- Acquisition	8.0	1.2	18.6	-	-	-
Turnover, operating profit before exceptional items and operating net assets	505.4	162.4	1,279.3	89.8	6.2	1,028.4
Exceptional items affecting operating profit (Note 4)		-	-		(11.5)	-
Operating profit and operating net assets		162.4	1,279.3		(5.3)	1,028.4
Associates - Railway services		-	-		1.0	13.2
Disposal of fixed assets		2.7	-		-	-
Other fixed asset investments		20.1	108.2		3.3	108.3
Net interest (payable)/receivable and net debt		(38.4)	(532.6)		9.1	(459.1)
Unallocated liabilities - Group dividend		-	(44.4)		-	(11.3)
Profit before tax and net assets		146.8	810.5		8.1	679.5

3 Operating Profit/(Loss)

		US Dollars		Sterling	
	Note	2000 US$m	1999 US$m	2000 £m	1999 £m
Turnover		766.1	145.5	505.4	89.8
Cost of sales		(418.9)	(95.2)	(276.2)	(58.8)
Gross profit		347.2	50.3	229.2	31.0
Administrative expenses		(88.7)	(36.5)	(58.5)	(22.5)
Closure provision		(1.0)	-	(0.7)	-
Severance charges		(2.7)	(1.1)	(1.8)	(0.7)
Exploration costs		(8.3)	(3.3)	(5.5)	(2.0)
Other net operating (expense)/income		(0.5)	0.6	(0.3)	0.4
Operating profit before operating exceptional items		246.0	10.0	162.4	6.2
Exceptional items	*4*	-	(18.6)	-	(11.5)
Operating profit/(loss) after operating exceptional items		246.0	(8.6)	162.4	(5.3)

Depreciation charges in 2000 amounted to US$105.9 million (£69.7 million). Of this amount, US$95.4 million (£62.8 million) is included in cost of sales and US$10.5 million (£6.9 million) is included in administrative expenses. Depreciation charges in 1999 amounted to US$22.4 million (£13.9 million) of this amount, US$21.4 million (£13.2 million) is included in cost of sales and US$1.0 million (£0.6 million) is included in administrative expenses.

Exploration costs in 2000 include US$2.9 million (£1.8 million) in relation to Michilla. In 1999, exploration costs previously capitalised at Michilla of US$8.1 million (£5.0 million) were written off and included in the exceptional items disclosed in Note 4.

4 Exceptional Items

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Operating				
Provision for write-down of mining assets and stocks	-	(12.0)	-	(7.4)
Non-incremental overhead costs incurred in the course of mining development	-	(6.6)	-	(4.1)
Non-operating				
Profit on disposal of fixed assets at El Chacay	4.1	-	2.7	-
	4.1	(18.6)	2.7	(11.5)
Tax effect	(0.6)	2.8	(0.4)	1.8
Minority interest effect	-	5.5	-	3.4
	3.5	(10.3)	2.3	(6.3)

The exceptional profit in the year of US$4.1 million (£2.7 million) relates to the disposal of surplus fixed assets at the former El Chacay underground mine which was closed in 1998 as part of the Los Pelambres development. These assets had a book value of nil.

In 1999, as part of the development of a new mine plan at Michilla, certain fixed assets that would no longer be used were written down and development costs written off amounting to US$9.0 million (£5.6 million). Development costs of US$3.0 million (£1.8 million) were written off in respect of the Tamaya mine which had been placed on a care and maintenance basis in 1998. In addition, non-incremental overheads (principally general and administrative costs during the start-up period) amounting to US$6.6 million (£4.1 million) incurred in the course of the Los Pelambres development were expensed.

5 Profit on Ordinary Activities Before Tax

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Profit on ordinary activities before tax is stated after crediting/(charging):				
Interest receivable - Group	21.0	14.8	13.9	9.3
Interest receivable - share of associates	-	0.3	-	0.2
Interest payable - Group				
- loans wholly repayable within 5 years	-	(0.2)	-	(0.2)
- loans wholly or partly repayable after 5 years	(80.5)	-	(53.1)	-
- release of discount relating to provisions	1.2	(0.2)	0.8	(0.2)
Net interest (payable)/receivable	(58.3)	14.7	(38.4)	9.1
Depreciation	(105.9)	(22.4)	(69.7)	(13.9)
Auditors' remuneration - Group - audit	(0.3)	(0.5)	(0.2)	(0.3)
- Company - audit	(0.1)	(0.2)	(0.1)	(0.1)
Wages and salaries	(54.9)	(47.4)	(36.2)	(29.2)
Social security costs	(4.3)	(0.5)	(2.8)	(0.3)

5 Profit on Ordinary Activities Before Tax (continued)

The average number of employees by location and class of business during the year was:

	2000 Number	1999 Number
Latin America		
- Mining	1,090	1,263
- Railway and other transport services	1,036	668
	2,126	1,931
United Kingdom		
- Administration	4	4
Total	2,130	1,935

6 Directors' Emoluments

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Fees	1.0	1.1	0.7	0.7
Salaries and other emoluments	0.9	0.6	0.5	0.3
	1.9	1.7	1.2	1.0

Further details of the remuneration of the Directors are given in the Report on Remuneration and Related Matters on page 33.

7 Tax on Profit on Ordinary Activities

a) Analysis of tax charge for the year

The Company and all its subsidiaries are resident outside the United Kingdom and accordingly the Group is not liable to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 15% (1999 - 15%), with additional tax of 20% payable on profits distributed overseas. The Group tax charge for the year comprises current and deferred tax as set out below.

	US Dollars		Sterling	
	2000 US$m	1999 US$m	**2000 £m**	1999 £m
Chilean corporation tax on profits for the year	**1.3**	(0.7)	**0.9**	(0.4)
Other overseas corporation tax on profits for the year	**0.7**	-	**0.5**	-
Share of associates' current tax	**–**	0.5	**–**	0.3
Current tax charge/(credit) for the year	**2.0**	(0.2)	**1.4**	(0.1)
Deferred tax charge for the year - origination and reversal of timing differences	**27.0**	2.1	**17.7**	1.3
Tax charge for the year	**29.0**	1.9	**19.1**	1.2

b) Analysis of deferred tax provision at the end of the year

The deferred tax provision at the end of the year is analysed below between its main components. The movement in the deferred tax provision during the year is analysed in Note 20 together with provisions for other liabilities and charges.

No deferred tax has been provided on gains recognised on the revaluation of freehold land and railway track as it is not envisaged that any tax will be payable in the foreseeable future. If these assets were sold at their revalued amounts, additional tax of US$2.9 million (£1.8 million) could become payable. Further details of the revaluation are given in Note 11.

No deferred tax is recognised on the unremitted earnings of Chilean and other overseas subsidiaries. As such earnings are retained for current or future reinvestment, it is not expected that any tax will become payable in the foreseeable future.

	US Dollars		Sterling	
	2000 US$m	1999 US$m	**2000 £m**	1999 £m
Accelerated capital allowances	**67.3**	39.7	**45.1**	24.6
Timing differences on decommissioning, site rehabilitation and severance provisions	**(0.8)**	(0.1)	**(0.5)**	(0.1)
Short-term timing differences	**(1.3)**	-	**(0.9)**	-
Tax losses carried forward	**(32.0)**	(32.6)	**(21.5)**	(20.2)
Deferred tax provision at the end of the year	**33.2**	7.0	**22.2**	4.3

7 Tax on Profit on Ordinary Activities (continued)

c) Factors affecting the current tax charge for the year

The principal factors affecting the current tax charge for the year are set out below:

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Profit on ordinary activities before tax	**223.3**	13.2	**146.8**	8.1
Profit on ordinary activities multiplied by the standard rate of corporation tax in Chile of 15%	**33.5**	2.0	**22.0**	1.2
Capital allowances in the year in excess of depreciation	**(27.6)**	(34.8)	**(18.1)**	(21.4)
Other timing differences reflected in deferred tax charge	**2.0**	0.1	**1.3**	-
Offsetting tax losses	**(0.5)**	32.6	**(0.3)**	20.1
Transfer to current tax	**(0.9)**	-	**(0.6)**	-
Factors reflected in deferred tax charge for the year	**(27.0)**	(2.1)	**(17.7)**	(1.3)
Dividend income from other fixed asset investments not subject to further tax on receipt	**(4.7)**	(0.8)	**(3.0)**	(0.5)
Other differences (principally net losses in period not subject to relief or offset)	**0.2**	0.7	**0.1**	0.5
Current tax charge/(credit) for the year	**2.0**	(0.2)	**1.4**	(0.1)

Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a project, and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors have resulted in the availability of tax losses at Los Pelambres which began commercial operations this year. These tax losses will be utilised in future years against subsequent tax profits, and have therefore been reflected in the deferred tax charge for the year.

Dividend income from the Group's investment in Quiñenco is received out of its post-tax profits and is not subject to further tax on receipt. Further details about the Group's investment in Quiñenco are given in Note 14.

8 Dividends

	US Dollars			
	2000 cents per share	2000 US$m	1999 cents per share	1999 US$m
Ordinary dividends – equity				
Interim paid 13 October 2000	**4.92**	**9.7**	3.56	7.1
Proposed final payable 8 June 2001				
- Special	**18.03**	**35.6**	-	-
- Ordinary	**14.42**	**28.4**	9.26	18.3
Total ordinary dividend	**37.37**	**73.7**	12.82	25.4
Preference dividends – non-equity		**0.2**		0.2

8 Dividends (continued)

	Sterling			
	2000 pence per share	2000 £m	1999 pence per share	1999 £m
Ordinary dividends – equity				
Interim paid 13 October 2000	**3.25**	**6.4**	2.25	4.5
Proposed final payable 8 June 2001				
– Special	**12.50**	**24.7**	–	–
– Ordinary	**10.00**	**19.7**	5.75	11.3
	25.75	**50.8**	8.00	15.8
Preference dividends – non-equity	**5.00**	**0.1**	5.00	0.1

From 2001 (including the proposed final dividend for 2000 payable on 8 June 2001), ordinary dividends will be paid in both sterling and US dollars. Further details are given in the Report of the Directors on page 26. Preference dividends continue to be paid in sterling.

9 Reserves

		US Dollars			
Group	*Note*	**Share premium account US$m**	**Revaluation reserve US$m**	**Profit and loss account US$m**	**Total US$m**
1 January 2000		272.8	17.2	578.2	868.2
Retained profit		–	–	64.3	64.3
Exchange	*1(e)*	(19.7)	–	18.0	(1.7)
31 December 2000		**253.1**	**17.2**	**660.5**	**930.8**

		Sterling			
Group	*Note*	**Share premium account £m**	**Revaluation reserve £m**	**Profit and loss account £m**	**Total £m**
1 January 2000		169.4	11.9	351.9	533.2
Retained profit		–	–	39.8	39.8
Exchange	*1(e)*	–	–	29.6	29.6
31 December 2000		**169.4**	**11.9**	**421.3**	**602.6**

Under the transitional arrangements permitted by FRS 10 "Goodwill and Intangible Assets", purchased goodwill eliminated against the profit and loss account and negative goodwill credited to capital reserve prior to the implementation of that standard in 1998 were not reinstated, but will be charged or credited to the profit and loss account on disposal of the business to which such goodwill relates. The cumulative amount of positive and negative goodwill written off, net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 2000, is US$7.7 million (£5.0 million; 1999 – US$7.7 million; £5.0 million).

9 Reserves (continued)

Company	US Dollars			Sterling		
	Share premium account US$m	Profit and loss account US$m	Total US$m	Share premium account £m	Profit and loss account £m	Total £m
1 January 2000	272.8	116.3	389.1	169.4	70.1	239.5
Retained loss	-	(70.5)	(70.5)	-	(49.3)	(49.3)
Exchange	(19.7)	-	(19.7)	-	-	-
31 December 2000	**253.1**	**45.8**	**298.9**	**169.4**	**20.8**	**190.2**

A profit of US$3.4 million (£1.6 million; 1999 - profit of US$9.2 million; £5.7 million) before dividends of US$73.9 million (£50.9 million; 1999 - US$25.6 million; £15.9 million) has been dealt with in the profit and loss account of the parent Company. The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

10 Earnings per Share

Earnings per share is calculated on profit after tax, minority interests and preference dividends, giving adjusted earnings of US$138.0 million (£90.6 million; 1999 - US$15.7 million; £9.6 million) and based on 197,171,339 ordinary shares in issue throughout the year (1999 - weighted average number of shares of 193,278,188). Earnings per share excluding exceptional items is calculated on the same basis but excluding an exceptional gain after tax and minority interests of US$3.5 million; (£2.3million; 1999 - excluding an exceptional loss after tax and minority interests of US$10.3 million; £6.3 million).

Earnings per share excluding exceptional items may be reconciled to earnings per share as follows:

	US Dollars		Sterling	
	2000 cents	1999 cents	**2000 pence**	1999 pence
Earnings per share excluding exceptional items	**68.2**	13.5	**44.8**	8.2
Write down of mining assets and stock	**-**	(3.4)	**-**	(1.9)
Non-incremental overhead costs incurred in the course of mining development	**-**	(2.0)	**-**	(1.3)
Profit on disposal of fixed assets at El Chacay	**1.8**	-	**1.1**	-
Earnings per share	**70.0**	8.1	**45.9**	5.0

11 Tangible Fixed Assets

	Freehold land and buildings US$m	Permanent way and works US$m	Rolling stock, plant, and machinery US$m	Mining US$m	Total US$m
Cost or valuation					
1 January 2000	31.9	39.0	60.1	1,708.9	1,839.9
Acquisition	–	11.1	26.6	–	37.7
Additions (including interest capitalised)	0.1	3.0	4.1	367.2	374.4
Closure provision capitalised	–	–	–	0.9	0.9
Reclassified to stocks	–	–	–	(3.1)	(3.1)
Disposals	–	–	(1.5)	(4.3)	(5.8)
Exchange	(0.3)	(0.3)	(1.1)	–	(1.7)
31 December 2000	**31.7**	**52.8**	**88.2**	**2,069.6**	**2,242.3**
Depreciation					
1 January 2000	1.3	5.7	20.7	176.4	204.1
Acquisition	–	1.2	5.3	–	6.5
Charge for the year	0.1	1.7	4.9	99.2	105.9
Disposals	–	–	(1.4)	(0.7)	(2.1)
Exchange	–	0.3	0.9	–	1.2
31 December 2000	**1.4**	**8.9**	**30.4**	**274.9**	**315.6**
Net book value					
31 December 2000	**30.3**	**43.9**	**57.8**	**1794.7**	**1926.7**
31 December 1999	30.6	33.3	39.4	1,532.5	1,635.8

11 Tangible Fixed Assets (continued)

	Freehold land and buildings £m	Permanent way and works £m	Rolling stock, plant, and machinery £m	Mining £m	Total £m
Cost or valuation					
1 January 2000	20.0	24.2	36.2	1,061.4	1,141.8
Acquisition	–	6.9	16.5	–	23.4
Additions (including interest capitalised)	0.1	2.0	2.7	242.2	247.0
Closure provision capitalised	–	–	–	0.6	0.6
Reclassified to stocks	–	–	–	(2.0)	(2.0)
Disposals	–	–	(1.0)	(2.8)	(3.8)
Exchange	0.8	0.3	0.8	84.3	86.2
31 December 2000	**20.9**	**33.4**	**55.2**	**1,383.7**	**1,493.2**
Depreciation					
1 January 2000	0.8	2.7	12.1	109.6	125.2
Acquisition	–	0.7	3.3	–	4.0
Charge for the year	0.1	1.1	3.1	65.4	69.7
Disposals	–	–	(0.9)	(0.4)	(1.3)
Exchange	(0.3)	(0.5)	(1.2)	10.8	8.8
31 December 2000	**0.6**	**4.0**	**16.4**	**185.4**	**206.4**
Net book value					
31 December 2000	**20.3**	**29.4**	**38.8**	**1,198.3**	**1,286.8**
31 December 1999	19.2	21.5	24.1	951.8	1,016.6

Additions in the year include net interest capitalised. During the year, capitalised interest receivable amounted to US$4.6 million (£3.0 million; 1999 – US$4.2 million; £2.6 million) and capitalised interest payable amounted to US$15.3 million (£10.1 million; 1999 – US$39.5 million; £24.4 million). In 2000, interest relating to the El Tesoro development was capitalised. In 1999, interest relating to both the Los Pelambres and El Tesoro developments were capitalised.

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued by Gamma Ingenieros Ltda. in December 1985. The residual value of the track was valued at US$12.7 million; (£8.8 million) which was the resale value of the materials involved. The freehold land in Antofagasta was valued at its market value of US$4.9 million (£3.3 million) at the same date. If the land and track in Antofagasta were sold at their revalued amount, additional tax of US$2.9 million; (£1.8 million) could become payable. On the implementation of FRS 15 "Tangible Fixed Assets" in 1999, the Group elected to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward.

11 Tangible Fixed Assets (continued)

The historical cost and related depreciation of total freehold land and buildings and permanent ways and works is as follows:

		US Dollars		Sterling	
		2000 US$m	1999 US$m	**2000 £m**	1999 £m
Freehold land and buildings	- cost	**24.9**	25.1	**17.7**	16.8
	- accumulated depreciation	**(1.4)**	(1.3)	**(0.6)**	(0.8)
	- net book value	**23.5**	23.8	**17.1**	16.0
Permanent way and works	- cost	**40.1**	26.3	**24.6**	15.4
	- accumulated depreciation	**(8.9)**	(5.7)	**(4.0)**	(2.7)
	- net book value	**31.2**	20.6	**20.6**	12.7

The net book value of assets held under finance leases at 31 December 2000 was US$18.3 million (£12.3 million; 1999 - US$1.5 million; £0.9 million) and depreciation charged in the year was US$0.2 million (£0.1 million; 1999 - US$0.5 million; £0.3 million).

Capital commitments contracted but not provided at 31 December 2000 amounted to US$111.1 million (£74.4 million; 1999 - US$191.4 million; £118.9 million). These mainly related to the Los Pelambres and El Tesoro developments.

12 Investment in Subsidiaries

	US Dollars		Sterling	
	Company 2000 US$m	Company 1999 US$m	**Company 2000 £m**	Company 1999 £m
Shares in subsidiaries at cost	**112.8**	112.6	**68.5**	68.4
Amounts owed by subsidiaries	**370.0**	399.8	**247.3**	248.2
	482.8	512.4	**315.8**	316.6

	US Dollars			Sterling		
	Shares US$m	**Loans US$m**	**Total US$m**	**Shares £m**	**Loans £m**	**Total £m**
1 January 2000	112.6	399.8	512.4	68.4	248.2	316.6
Loans repaid	-	(7.7)	(7.7)	-	(5.1)	(5.1)
Loans made	-	6.5	6.5	-	4.3	4.3
Exchange	-	(28.4)	(28.4)	-	-	-
31 December 2000	**112.6**	**370.2**	**482.8**	**68.4**	**247.4**	**315.8**

12 Investment in Subsidiaries (continued)

Principal subsidiaries (included in consolidation)

	Country of incorporation	Country of operations	Nature of business	Effective share-holdings	Voting rights
Direct subsidiary undertakings of parent company					
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%	100%
Indirect subsidiaries					
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Tesoro	Chile	Chile	Mining	52.6%	61%
Minera Los Pelambres	Chile	Chile	Mining	60%	60%
Train Limitada	Chile	Chile	Road Transport	100%	100%
Minera Tamaya S.A.	Chile	Chile	Mining	78.2%	78.1%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

13 Investment in Associates

	US Dollars US$m	Sterling £m
1 January 2000	20.6	13.2
Transferred to investments in subsidiaries and consolidated	(20.6)	(13.2)
31 December 2000	–	–

At 31 December 1999, the Group held a 36.5% interest in Empresa Ferrocarril Andina S.A. ("the Andino") and a 12% interest in Empresa Ferrocarril Oriental S.A. ("the Oriental"), rail networks operating in Bolivia. These investments were jointly controlled by the Group and its strategic partner, the Cruz Blanca group based in Chile, which held 13.5% of the Andino and 38% of the Oriental. At the beginning of 2000, the Group exchanged its interest in the Oriental for Cruz Blanca's interest in the Andino. The Group now holds 50% of the Andino. It exercises management control and has the right to appoint the majority of the company's board. Accordingly this investment has been treated as a subsidiary and consolidated from 1 January 2000. Turnover and operating profit for the Andino have been disclosed as acquisitions in the profit and loss account. Further details of the assets and liabilities acquired are given in Note 24.

14 Other Investments

The carrying value of other investments may be analysed as follows:

	US Dollars		Sterling	
	Group US$m	Company US$m	Group £m	Company £m
1 January 2000	185.8	5.4	108.3	2.8
Disposals	(0.3)	(0.4)	(0.1)	(0.2)
31 December 2000	**185.5**	**5.0**	**108.2**	**2.6**

Other investments held by the Group are listed on recognised stock exchanges as follows:

	US Dollars		Sterling	
Group Cost	**2000 US$m**	1999 US$m	**2000 £m**	1999 £m
Listed – in UK	**0.4**	0.4	**0.2**	0.2
– overseas	**185.1**	185.1	**108.0**	107.9
	185.5	185.5	**108.2**	108.1
Unlisted	–	0.3	–	0.2
	185.5	185.8	**108.2**	108.3

	US Dollars		Sterling	
Group Market value	**2000 US$m**	1999 US$m	**2000 £m**	1999 £m
Listed – in UK	**0.3**	0.3	**0.2**	0.2
– overseas	**256.6**	411.7	**172.2**	255.7
	256.9	412.0	**172.4**	255.9

Other investments held by the Company at 31 December 2000 of US$5.0 million (£2.6 million) are all listed on recognised overseas stock exchanges with a market value of US$4.8 million (£3.2 million). Other investments held by the Company at 31 December 1999 of US$5.4 million (£2.8 million) included US$5.0 million (£2.6 million) listed overseas with a market value of US$5.8 million (£3.6 million) and US$0.4 million (£0.2 million) which was unlisted.

Other investments held by the Group include 362.9 million shares in Quiñenco S.A., representing 33.61% of that company's issued share capital. Notwithstanding its substantial investment, the Group is not directly involved in the operating and financial policies of and does not exercise significant influence over Quiñenco. The relationship between the Group and Quiñenco is that both are under the common control of their majority shareholder. Quiñenco is listed on the Santiago Stock Exchange and in ADR form on the New York Stock Exchange. At 31 December 2000, its market price was US$6.94 per ADR (1999 – US$11.19), valuing the Group's investment at US$251.5 million (£168.9 million; 1999 – US$406.0 million; £252.1 million). Quiñenco's loss for the financial year (after tax and minority interests) was Ch$5.6 billion (1999 – profit of Ch$160.3 billion) shareholders' funds at 31 December 2000 amounted to Ch$637.0 billion (1999 – Ch$661.4 billion). Exchange rates between the US Dollar and Chilean Peso are given on page 42.

15 Stocks

Group	US Dollars 2000 US$m	1999 US$m	Sterling 2000 £m	1999 £m
Raw materials and consumables	**20.7**	16.4	**13.9**	10.2
Work in progress	**16.3**	7.4	**10.9**	4.6
Finished goods	**4.6**	8.6	**3.0**	5.3
	41.6	32.4	**27.8**	20.1

16 Debtors

	US Dollars			
	Group 2000 US$m	Restated Group 1999 US$m	Company 2000 US$m	Company 1999 US$m
Trade debtors	**74.7**	18.0	**–**	-
Other debtors	**34.0**	58.1	**0.2**	1.3
Overseas corporation tax repayable	**1.4**	5.4	**–**	-
	110.1	81.5	**0.2**	1.3

	Sterling			
	Group 2000 £m	Restated Group 1999 £m	Company 2000 £m	Company 1999 £m
Trade debtors	**50.0**	11.2	**–**	-
Other debtors	**22.7**	36.1	**0.1**	0.8
Overseas corporation tax repayable	**1.0**	3.3	**–**	-
	73.7	50.6	**0.1**	0.8

Debtors include amounts due after more than one year of US$6.5 million (£4.4 million; 1999 – US$2.3 million; 1.4 million).

17 Trade and Other Creditors

Amounts falling due within one year	US Dollars Group 2000 US$m	Restated Group 1999 US$m	Sterling Group 2000 £m	Restated Group 1999 £m
Trade creditors	**43.5**	5.2	**29.1**	3.2
Other creditors	**43.6**	72.2	**29.2**	45.0
	87.1	77.4	**58.3**	48.2

Amounts falling due after more than one year	US Dollars Group 2000 US$m	Group 1999 US$m	Sterling Group 2000 £m	Group 1999 £m
Other creditors	**28.5**	-	**19.1**	-

Other creditors falling due after more than one year include US$28.0 million (£18.7 million) relating to the purchase of a power line at Los Pelambres. Payment is due in monthly instalments over 8 years at a fixed rate of interest of 8%.

18 Loans

	Currency	US Dollars Floating rate US$m	Fixed rate US$m	Interest free US$m	Total 2000 US$m	Total 1999 US$m
a) Los Pelambres						
Loans	US$	878.7	-	-	**878.7**	902.8
Subordinated debt	US$	-	-	-	**-**	34.7
b) El Tesoro						
Loans	US$	149.5	-	-	**149.5**	25.2
Subordinated debt	US$	36.2	-	-	**36.2**	94.9
Finance leases	US$	0.4	14.6	-	**15.0**	-
c) Michilla						
Finance leases	US$	1.0	1.1	-	**2.1**	1.2
Loans	US$	0.1	-	-	**0.1**	0.2
d) FCAB Railway						
Loans	US$	4.6	1.6	4.5	**10.7**	12.1
e) Andino Railway						
Loans	DM	-	3.4	-	**3.4**	-
		1,070.5	20.7	4.5	**1,095.7**	1,071.1

18 Loans (continued)

		Floating rate £m	Fixed rate £m	Sterling Interest free £m	**Total 2000 £m**	Total 1999 £m
a) Los Pelambres						
Loans	US$	588.2	–	–	**588.2**	560.7
Subordinated debt	US$	–	–	–	**–**	21.5
b) El Tesoro						
Loans	US$	100.0	–	–	**100.0**	15.7
Subordinated debt	US$	24.2	–	–	**24.2**	58.9
Finance leases	US$	0.3	9.8	–	**10.1**	–
c) Michilla						
Finance leases	US$	0.7	0.7	–	**1.4**	0.7
Loans	US$	0.1	–	–	**0.1**	0.1
d) FCAB Railway						
Loans	US$	3.1	1.1	3.0	**7.2**	7.5
e) Andino Railway						
Loans	DM	–	2.3	–	**2.3**	–
		716.6	13.9	3.0	**733.5**	665.1

The total loans in 1999 of US$1,071.1 million (£665.1 million) comprised floating rate loans of US$784.0 million (£487.0 million), fixed rate loans of US$270.3 million (£167.7 million) and interest free loans of US$16.8 million (£10.4 million).

a) Loans are secured on the assets of Los Pelambres. These borrowings are repayable over 9 to 11 years and carry interest at the Libor six month rate plus approximately 1%. Minority shareholder funding to Los Pelambres by way of subordinated debt of US$34.7 million on which interest of Libor plus 3% was payable was repaid on 27 December 2000. Funding provided by the Group by way of subordinated debt to Los Pelambres (which is eliminated on consolidation) was also repaid on the same date.

b) Loans are secured on the assets of El Tesoro and are guaranteed by Minera Michilla S.A., a subsidiary of Antofagasta plc. These borrowings are repayable over 8 years after the project achieves completion and carry interest at the Libor six month rate plus approximately 2.5%.

Subordinated debt represents funding by minority shareholders and includes US$36.2 million (£24.2 million) on which an interest rate of Libor plus 3.25% is payable. Amounts are repayable during the two years following completion of the project. Funding provided by the Group by way of subordinated debt to El Tesoro has been eliminated on consolidation.

Finance leases of US$14.6 million (£9.8 million) have a fixed interest rate of 9% and are repayable over 11 years and other finance leases of US$0.4 million (£0.3 million) have a variable interest rate of the Libor 3 month rate plus 6.6% and are repayable over five years.

18 Loans (continued)

c) Finance leases of US$1.1 million (£0.7 million) have a fixed interest rate of 7.8% and other finance leases of US$1.0 million (£0.7 million) carry interest at Libor plus 1.5% and are repayable over 5 years.

d) Loans include advances from FCAB customers of US$9.1 million (£6.1 million) for capital expenditure. An interest rate of Libor plus 1.5% is payable on US$4.6 million (£3.1 million) of the loans and the remaining advances are free of interest. In addition there are other loans totalling US$1.6 million (£1.1 million) on which a fixed interest rate of 11.5% is payable.

e) Loans of US$3.4 million (£2.3 million) have a fixed interest rate of 2% and are repayable over 5 years.

Maturity of borrowings

		US Dollars		Sterling	
		2000 US$m	1999 US$m	2000 £m	1999 £m
Repayable					
In less than one year	- loans	**90.7**	64.7	**60.7**	40.0
	- finance leases	**1.5**	0.1	**1.0**	0.1
Loans due within one year		**92.2**	64.8	**61.7**	40.1
Between one and two years	- loans	**105.2**	150.0	**70.4**	93.3
	- finance leases	**3.0**	0.2	**2.0**	0.1
Between two and five years	- loans	**337.9**	345.2	**226.2**	214.4
	- finance leases	**4.9**	0.4	**3.3**	0.2
Over five years	- loans	**544.6**	509.9	**364.6**	316.7
	- finance leases	**7.9**	0.6	**5.3**	0.3
Loans due after more than one year		**1,003.5**	1,006.3	**671.8**	625.0
Total loans		**1,095.7**	1,071.1	**733.5**	665.1

18 **Loans** (continued)

Borrowing facilities

The undrawn committed facilities available at 31 December 2000 in respect of which all conditions precedent had been met at that date, were as follows:

	US Dollars		Sterling	
	2000	1999	**2000**	1999
	US$m	US$m	**£m**	£m
a) Expiring in one year or less	**94.2**	91.2	**63.1**	56.3
b) Expiring in more than one but not more than two years	**–**	180.0	**–**	111.1
c) Expiring in more than two years	**–**	30.0	**–**	18.5
	94.2	301.2	**63.1**	185.9

The available borrowing facilities of US$94.2 million (£63.1 million) comprise:

i) US$55.5 million (£37.2 million) under the financing agreements for the El Tesoro project which remain available for draw-down until the project is completed.

ii) US$10.0 million (£6.7 million) at Michilla to finance any unexpected cost overruns or delay in the El Tesoro project.

iii) US$28.7 million (£19.2 million) facility for general corporate purposes in the Railway subsidiary which is available on demand.

19 Financial Instruments and Risk Management

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors arise directly from the Group's operations.

With the exception of a five year zero cost collar agreement for loans totalling US$90 million (£60.2 million) undertaken at Los Pelambres there has been no significant change in the risk profile between the year end and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and as a result are not a measure of the exposure of the Group through the use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which related to copper prices, interest and exchange rates.

The disclosures below exclude short-term debtors and creditors with the exception of short-term borrowings.

The Board believes that the year end figures shown in the following disclosures reflect the objectives, policies and strategies on the use of financial instruments.

19 Financial Instruments and Risk Management (continued)

a) Financial assets

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
US Dollar	**457.9**	503.4	**290.7**	305.7
Chilean Peso	**33.8**	15.9	**22.6**	9.8
Sterling	**0.4**	0.4	**0.2**	0.2
	492.1	519.7	**313.5**	315.7

The financial assets of the Group comprise:

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Other investments	**185.5**	185.8	**108.2**	108.3
Current asset investments	**297.1**	328.4	**198.9**	204.0
Cash at bank and in hand	**3.0**	3.2	**2.0**	2.0
Debtors due after one year	**6.5**	2.3	**4.4**	1.4
	492.1	519.7	**313.5**	315.7

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of one month or less. The weighted average fixed interest rate for current asset investments is 6.55% with a weighted average period of less than one month. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates.

b) Financial liabilities

Financial liabilities at 31 December 2000 relate to the Group's other creditors due after more than one year (Note 17), borrowings (Note 18), severance indemnities (Note 20) and preference shares (Note 21).

The weighted average interest rate of financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest-free liabilities Years
US Dollar	7.27	8	8

19 Financial Instruments and Risk Management (continued)

c) Commodity price hedging

Turnover for the mining division includes a net realised loss of US$2.3 million (£1.5 million) arising from commodity price hedging activities (1999 – loss of US$2.7 million; £1.7 million) in respect of copper cathode production at Michilla in order to secure minimum cashflow from operations during 2000. At 31 December 2000 there were no outstanding commodity price hedging contracts.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings have been, and are, subject to variable interest rates as explained in Note 18. The Group had no outstanding interest rate swap or zero cost collar agreements at 31 December 2000.

e) Forward exchange contracts

The Group periodically enters into forward foreign exchange contracts to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year. The purpose of the foreign exchange hedging activities is to protect the Group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 December 2000 the Group had no outstanding forward exchange contracts (1999 – contracts to purchase US dollars had a notional principal amount of US$29.5 million; £18.2 million).

f) Currency exposures

The table below shows the Group's currency exposures at 31 December 2000; being exposures on currency transactions that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved.

Net foreign currency monetary assets/(liabilities)

US Dollars

	2000				1999			
Functional currency of Group Operation:	Sterling US$m	US Dollar US$m	Chilean Peso US$m	Total US$m	Sterling US$m	US Dollar US$m	Chilean Peso US$m	Total US$m
US Dollar	0.6	–	37.9	38.5	(2.8)	–	(0.7)	(3.5)
Chilean Peso	(0.1)	245.8	–	245.7	–	43.0	–	43.0

Sterling

	2000				1999			
Functional currency of Group Operation:	Sterling £m	US Dollar £m	Chilean Peso £m	Total £m	Sterling £m	US Dollar £m	Chilean Peso £m	Total £m
US Dollar	0.4	–	25.4	25.8	(1.7)	–	(0.4)	(2.1)
Chilean Peso	(0.1)	164.5	–	164.4	–	26.5	–	26.5

19 Financial Instruments and Risk Management (continued)

g) Concentration of credit risk and credit exposure of financial instruments

The Group is exposed to losses in the event of non-performance by counter-parties to financial instruments, but does not expect any counter-parties to fail to meet their obligations. There are no outstanding interest rate swaps or zero cost collar agreements at 31 December 2000 (1999 - the Group had a maximum credit exposure of US$163.0 million (£101.2 million) to one counter-party under interest rate swap and zero cost collar agreements). The Group does not normally see the need to seek collateral or other security.

h) Fair value of financial instruments

The fair values of financial instruments are the amount at which the instruments could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors and creditors as appropriate. The book and fair values of the Group's financial instruments are as follows:

	US Dollars			
	Book value 2000 US$m	**Fair value 2000 US$m**	Book value 1999 US$m	Fair value 1999 US$m
Financial assets				
Other investments	**185.5**	**256.9**	185.8	412.0
Current asset investments and cash at bank and in hand	**300.1**	**300.1**	331.6	331.6
Debtors due after one year	**6.5**	**6.5**	2.3	2.3
	492.1	**563.5**	519.7	745.9
Financial liabilities				
Other creditors due after one year	**(28.5)**	**(28.5)**	-	-
Short term loans	**(92.2)**	**(92.2)**	(64.8)	(64.8)
Long term loans	**(1,003.5)**	**(1,003.3)**	(1,006.3)	(1,005.7)
Preference shares	**(3.0)**	**(2.4)**	(3.2)	(2.6)
Severance indemnities provision	**(8.9)**	**(8.9)**	(7.2)	(7.2)
Hedging instruments - interest	**-**	**-**	(1.0)	(1.0)
Hedging instruments - copper	**-**	**-**	(0.9)	(0.9)
Hedging instruments - foreign currency	**-**	**-**	(0.1)	(0.1)
	(1,136.1)	**(1,135.3)**	(1,083.5)	(1,082.3)

19 Financial Instruments and Risk Management (continued)

h) Fair value of financial instruments (continued)

	Sterling			
	Book value 2000 £m	Fair value 2000 £m	Book value 1999 £m	Fair value 1999 £m
Financial assets				
Other investments	**108.2**	**172.0**	108.3	255.9
Current asset investments and cash at bank and in hand	**200.9**	**200.9**	206.0	206.0
Debtors due after one year	**4.4**	**4.4**	1.4	1.4
	313.5	**377.3**	315.7	463.3
Financial liabilities				
Other creditors due after one year	**(19.1)**	**(19.1)**	-	-
Short term loans	**(61.7)**	**(61.7)**	(40.1)	(40.1)
Long term loans	**(671.8)**	**(671.7)**	(625.0)	(624.6)
Preference shares	**(2.0)**	**(1.6)**	(2.0)	(1.6)
Severance indemnities provision	**(5.9)**	**(5.9)**	(4.5)	(4.5)
Hedging instruments - interest	**-**	**-**	(0.6)	(0.6)
Hedging instruments - copper	**-**	**-**	(0.5)	(0.5)
Hedging instruments - foreign currency	**-**	**-**	(0.1)	(0.1)
	(760.5)	**(760.0)**	(672.8)	(672.0)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values, with the exception of assets held for charge, have been calculated by discounting cash flows at prevailing interest rates.

Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1. There are no deferred gains and losses on financial instruments used for the hedging transactions described above.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

20 Provisions for Liabilities and Charges

	US Dollars			
	Decommissioning and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
At 1 January 2000 (restated)	3.1	7.2	7.0	17.3
Acquisition	-	1.7	-	1.7
Charge to operating profit in year	1.0	2.7	-	3.7
Release of discount to net interest in year	0.3	(1.5)	-	(1.2)
Charge to tax on profit in the year	-	-	27.0	27.0
Utilised in the year	-	(0.8)	(0.7)	(1.5)
Capitalised to fixed assets	0.9	-	-	0.9
Exchange	-	(0.4)	(0.1)	(0.5)
At 31 December 2000	**5.3**	**8.9**	**33.2**	**47.4**

	Sterling			
	Decommissioning and site rehabilitation £m	Severance indemnities £m	Deferred tax £m	Total £m
At 1 January 2000 (restated)	1.9	4.5	4.3	10.7
Acquisition	-	1.1	-	1.1
Charge to operating profit in year	0.7	1.8	-	2.5
Release of discount to net interest in year	0.2	(1.0)	-	(0.8)
Charge to tax on profit in the year	-	-	17.7	17.7
Utilised in the year	-	(0.5)	(0.4)	(0.9)
Capitalised to fixed assets	0.6	-	-	0.6
Exchange	0.1	-	0.6	0.7
At 31 December 2000	**3.5**	**5.9**	**22.2**	**31.6**

Provision is made for site rehabilitation and decommissioning costs relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be incurred between 2007 and 2029. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

20 Provisions for Liabilities and Charges (continued)

Provision is also made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. Severance costs were previously calculated on a current value basis. These have been reassessed on a discounted basis taking into account the expected service lives of employees. The effect of this change in methodology has been to reduce the severance indemnities provision by US$1.7 million (£1.1 million). This has been credited to the profit and loss account in 2000 as an adjustment to the discounting charge for the period.

Deferred tax balances were previously netted off against corporation tax debtor and creditor balances. These have been reclassified and separately disclosed in provisions for liabilities and charges above, following the implementation of FRS 19 "Deferred Tax". The amount reclassified at the start of year was US$7.0 million (£4.3 million), and prior year comparatives in respect of debtors, creditors and provisions have been restated accordingly. The reclassification has no effect on results, cash flows or net assets. Deferred tax is calculated on an undiscounted basis. Further details of deferred tax are given in Note 7.

21 Called Up Share Capital

Group and Company

	US Dollars		Sterling	
Authorised	**2000 US$m**	1999 US$m	**2000 £m**	1999 £m
2 million 5% cumulative preference shares of £1 each	**3.0**	3.2	**2.0**	2.0
214.54 million ordinary shares of 5p each	**16.0**	17.2	**10.7**	10.7
	19.0	20.4	**12.7**	12.7

Called up, allotted and fully paid	**2000 US$m**	1999 US$m	**2000 £m**	1999 £m
2 million 5% cumulative preference shares of £1 each	**3.0**	3.2	**2.0**	2.0
197.2 million ordinary shares of 5p each	**14.7**	15.9	**9.9**	9.9
	17.7	19.1	**11.9**	11.9

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

22 Reconciliation of Movements in Shareholders' Funds

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Profit for the financial year	**138.2**	15.9	**90.7**	9.7
Dividends	**(73.9)**	(25.6)	**(50.9)**	(15.9)
	64.3	(9.7)	**39.8**	(6.2)
Other recognised gains and losses relating to the year - exchange	**18.0**	3.9	**29.6**	8.5
	82.3	(5.8)	**69.4**	2.3
Issue of ordinary shares	**–**	0.6	**–**	0.4
Share premium on issue	**–**	37.0	**–**	22.8
Exchange movement on sterling denominated share capital and share premium	**(21.1)**	(8.2)	**–**	–
Net addition to shareholders' funds	**61.2**	23.6	**69.4**	25.5
Opening shareholders' funds	**887.3**	863.7	**545.1**	519.6
Closing shareholders' funds	**948.5**	887.3	**614.5**	545.1

Shareholders' funds at the end of the year may be analysed as follows:

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Group				
Non-equity	**3.0**	3.2	**2.0**	2.0
Equity	**945.5**	884.1	**612.5**	543.1
	948.5	887.3	**614.5**	545.1
Company				
Non-equity	**3.0**	3.2	**2.0**	2.0
Equity	**313.6**	405.0	**200.1**	249.4
	316.6	408.2	**202.1**	251.4

23 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of operating profit/(loss) to operating cash flows

	US Dollars		Sterling	
	2000	1999	**2000**	1999
	US$m	US$m	**£m**	£m
Operating profit/(loss)	**246.0**	(8.6)	**162.4**	(5.3)
Depreciation charges	**105.9**	22.4	**69.7**	13.9
Loss on disposal of tangible fixed assets (including provisions for write down)	**3.0**	12.3	**2.0**	7.6
Increase in stocks	**(6.0)**	(20.9)	**(4.0)**	(12.9)
Increase in debtors	**(70.5)**	(0.1)	**(46.5)**	(0.1)
Increase in creditors and provisions	**48.2**	(0.8)	**31.8**	(0.4)
Net cash inflow from operating activities	**326.6**	4.3	**215.4**	2.8

The adjustments to operating profit in 1999 included US$11.1 million (£6.8 million) relating to loss on disposal of tangible fixed assets and US$0.9 million (£0.6 million) in respect of stock write-offs which were treated as exceptional items in the profit and loss account. Further details are given in Note 4. There were no exceptional items affecting operating profit in 2000.

b) Analysis of cashflows for headings netted in the cash flow statement

	US Dollars		Sterling	
	2000	1999	**2000**	1999
	US$m	US$m	**£m**	£m
Returns on investments and servicing of finance				
Dividends received from other fixed asset investments	**31.5**	5.4	**20.1**	3.3
Interest received	**22.3**	19.6	**14.7**	12.2
Interest paid	**(86.0)**	(39.6)	**(56.7)**	(24.5)
Preference dividends paid	**(0.2)**	(0.2)	**(0.1)**	(0.1)
Dividends paid to minority interests	**(10.2)**	-	**(6.7)**	-
Net cash inflow from returns on investments and servicing of finance	**(42.6)**	(14.8)	**(28.7)**	(9.1)

Interest received and paid includes net interest capitalised in relation to the El Tesoro development. In 1999, net interest in relation to both the Los Pelambres and El Tesoro developments was capitalised. Such interest received in the year amounted to US$5.0 million (£3.3 million; 1999 - US$4.2 million; £2.6 million) and such interest paid amounted to US$2.8 million (£1.8 million; 1999 - US$39.5 million; £24.4 million).

23 Notes to the Consolidated Cash Flow Statement (continued)

b) Analysis of cashflows for headings netted in the cash flow statement (continued)

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Capital expenditure and financial investment				
Payment on account of mining development	–	1.3	–	0.9
Purchase of tangible fixed assets	(319.5)	(602.5)	(210.8)	(371.9)
Purchase of other fixed asset investments	–	(0.1)	–	(0.1)
Sale of tangible fixed assets	5.0	0.6	3.3	0.4
Sale of other fixed asset investments	–	0.1	–	0.1
Net cash outflow from capital expenditure and financial investment	(314.5)	(600.6)	(207.5)	(370.6)

	US Dollars		Sterling	
	2000 US$m	1999 US$m	2000 £m	1999 £m
Financing				
Contributions from minority interests	8.0	65.5	5.3	40.4
New loans drawn down	168.5	521.8	111.1	322.1
Repayment of amounts borrowed	(158.5)	(4.3)	(104.5)	(2.6)
Repayment of principal element of finance leases	(0.2)	(0.3)	(0.2)	(0.2)
Net cash inflow from financing	17.8	582.7	11.7	359.7

c) Analysis of changes in net debt

	US Dollars					
	At 1 January 2000 US$m	Cash flows US$m	Acquisition (excluding cash) US$m	Other non-cash changes US$m	Exchange movement US$m	At 31 December 2000 US$m
Cash in hand and demand deposits	3.2	2.9	–	–	(3.1)	3.0
Current asset investments	328.4	(40.2)	9.3	–	(0.4)	297.1
	331.6	(37.3)	9.3	–	(3.5)	300.1
Debt due within one year	(64.6)	66.1	(0.5)	(91.7)	–	(90.7)
Debt due after one year	(1,005.3)	(76.1)	(3.7)	97.4	–	(987.7)
Finance leases	(1.2)	0.2	–	(16.3)	–	(17.3)
	(1,071.1)	(9.8)	(4.2)	(10.6)	–	(1,095.7)
Total	(739.5)	(47.1)	5.1	(10.6)	(3.5)	(795.6)

23 Notes to the Consolidated Cash Flow Statement (continued)

c) Analysis of changes in net debt (continued)

	Sterling					
	At 1 January 2000 £m	Cash flows £m	Acquisition (excluding cash) £m	Other non-cash changes £m	Exchange movement £m	**At 31 December 2000 £m**
Cash in hand and demand deposits	2.0	0.9	-	-	(0.9)	**2.0**
Current asset investments	204.0	(26.5)	5.8	-	15.6	**198.9**
	206.0	(25.6)	5.8	-	14.7	**200.9**
Debt due within one year	(40.0)	43.6	(0.3)	(60.4)	(3.6)	**(60.7)**
Debt due after one year	(624.3)	(50.2)	(2.3)	64.1	(48.5)	**(661.2)**
Finance leases	(0.8)	0.2	-	(10.8)	(0.2)	**(11.6)**
	(665.1)	(6.4)	(2.6)	(7.1)	(52.3)	**(733.5)**
Total	(459.1)	(32.0)	3.2	(7.1)	(37.6)	**(532.6)**

The balance of cash and deposits at the beginning of the year of US$331.6 million (£206.0 million) included amounts held in escrow under the terms of the Los Pelambres and El Tesoro financing agreements to fund the Group's equity contribution and to provide for any unexpected cost overruns for each project. US$139.4 million (£86.6 million) was held under the Los Pelambres financing agreements and US$72.3 million (£44.9 million) was held under the El Tesoro financing agreements. The Los Pelambres project achieved completion during the year, and the amount held on escrow has been released.

The balance of cash and deposits at the end of the year of US$300.1 million (£200.9 million) includes US$37.8 million (£25.3 million) held under the terms of the El Tesoro financing agreements to fund equity contributions and to provide for any unexpected cost overruns.

d) Acquisition

Details of the acquisition in the year and its effect on Group cash flows are given in Note 24.

24 Acquisition

As explained in Note 13, in January 2000 the Group restructured its Bolivian investments by exchanging its 12% interest in the Oriental for an additional 13.5% interest in the Andino. As a result of the exchange of equity interests with Cruz Blanca the Group holds a controlling 50% interest in the Andino and results have been consolidated from the beginning of the year.

The fixed assets of the Andino, which had an initial book value of US$23.2 million, have been valued at US$26.3 million which represents their fair value. The book values of the assets acquired and fair value adjustments thereto are set out on page 74.

24 Acquisition (continued)

	US Dollars			Sterling		
	Book value US$m	Fair value adjustments US$m	**Fair value to Group US$m**	Book value £m	Fair value adjustments £m	**Fair value to Group £m**
Tangible fixed assets	23.2	3.1	**26.3**	14.4	1.9	**16.3**
Stock	4.9	-	**4.9**	3.0	-	**3.0**
Debtors	3.3	-	**3.3**	2.1	-	**2.1**
Current asset investments	9.3	-	**9.3**	5.8	-	**5.8**
Cash	0.9	-	**0.9**	0.5	-	**0.5**
Creditors	(2.2)	-	**(2.2)**	(1.4)	-	**(1.4)**
Loans	(4.2)	-	**(4.2)**	(2.6)	-	**(2.6)**
Provisions	(1.7)	-	**(1.7)**	(1.1)	-	**(1.1)**
Net assets acquired	**33.5**	**3.1**	**36.6**	**20.7**	**1.9**	**22.6**
Minority interests	(16.0)	-	**(16.0)**	(9.9)	-	**(9.9)**
Book value of existing 36.5% equity interest	(12.5)	-	**(12.5)**	(7.8)	-	**(7.8)**
13.5% additional equity interest acquired	**5.0**	**3.1**	**8.1**	**3.0**	**1.9**	**4.9**
Consideration paid - fair value of 12% equity interest in the Oriental			**8.1**			**4.9**

The effect of acquisition of the Andino on Group turnover and operating profit is given in the Consolidated Profit and Loss Account on pages 36 and 37. The Andino contributed US$4.7 million (£3.1 million) to the Group's net operating cash flows, received net interest of US$0.6 million (£0.4 million), paid US$0.7 million (£0.5 million) in respect of taxation, utilised US$1.9 million (£1.3 million) for capital expenditure and repaid loans of US$0.2 million (£0.1 million).

25 Related Party Transactions

Related party transactions which are considered material for the Group during the year were as follows:

Associates

During 1999, the Group held associate interests in two Bolivian rail networks, the Andino and the Oriental. During 1999, the Group received dividends of US$1.3 million (£0.8 million) from the Oriental. Additionally, the Antofagasta Railway Company plc, a subsidiary of the Group, provided administrative services and supplies of US$0.2 million (£0.1 million) to the Ferrocarril Andino.

As explained in Note 24, in January 2000 the Group restructured these investments by disposing of its interest in Ferrocarril Oriental and acquiring a controlling interest in the Andino, which is now consolidated as part of the Group. There were accordingly no comparable related party transactions to be disclosed this year.

25 Related Party Transactions (continued)

Quiñenco S.A.

Information relating to the Group's investment in Quiñenco S.A. is given in Note 14. The Group and Quiñenco S.A. are under the common control of the majority shareholder. During the year, the Group received dividends of US$31.3 million (£20.0 million; 1999 - US$5.3 million; £3.2 million) from Quiñenco. Other transactions between the Group and Quiñenco or its subsidiaries and associates were as follows:

i) Minera Michilla S.A., a subsidiary of the Group sold copper cathodes for US$0.8 million (£0.5 million; 1999 - US$0.4 million; £0.3 million) to Madeco S.A., a subsidiary of Quiñenco.

ii) In 1999, Minera Los Pelambres, a subsidiary of the Group, purchased copper wiring and other materials for US$2.7 million (£1.7 million) from Madeco, which was capitalised by Los Pelambres as part of its development costs. No comparable transactions took place in 2000.

Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 32 and 33.

El Tesoro

During 1999, the Group acquired a majority interest in El Tesoro from Lanzville Investment Establishment, a company controlled by the Chairman, A A Luksic, and his family interests, in exchange for the issue of 7 million new ordinary shares. No comparable transactions took place in 2000.

26 Post-Balance Sheet Event

The Group announced on 30 April 2001 an agreement to acquire, through its wholly owned subsidiary Minprop Limited, a 51% controlling interest in a number of copper exploration properties situated in Chile's Second and Fourth Regions. The properties which comprise an area of some 24,000 hectares will be acquired for a nominal consideration from Mineralinvest Establishment, which is owned by the Chairman, A A Luksic. A summary of this transaction is given in the Chairman's Review on page 12 "Acquisition of Exploration Properties by Minprop Limited".

27 Ultimate Holding Company

The ultimate holding company is Dolberg Finance Corporation which holds investments and assets in trust for the benefit of A A Luksic (the Chairman) and his family. The company which is incorporated in Liechtenstein does not produce group accounts.

Five Year Summary - US Dollars

	2000 US$m	1999 US$m	1998 US$m	1997 US$m	1996 US$m
Consolidated Balance Sheet					
Tangible fixed assets	**1,926.7**	1,635.8	950.8	367.5	335.3
Investments	**185.5**	206.4	206.2	206.0	211.8
Current assets	**451.8**	445.5	509.2	505.6	111.0
Current liabilities	**(243.3)**	(160.5)	(122.3)	(69.0)	(95.6)
Total assets less current liabilities	**2,320.7**	2,127.2	1,543.9	1,010.1	562.5
Long term liabilities	**(1,079.4)**	(1,023.6)	(520.6)	(65.5)	(87.2)
	1,241.3	1,103.6	1,023.3	944.6	475.3
Share capital	**17.7**	19.1	19.1	19.0	17.1
Share premium	**253.1**	272.8	243.4	243.4	48.4
Reserves	**677.7**	595.4	601.2	582.7	370.5
Minority interests	**292.8**	216.3	159.6	99.5	39.3
	1,241.3	1,103.6	1,023.3	944.6	475.3
Consolidated Profit and Loss Account					
Turnover	**766.1**	145.5	184.9	250.6	283.2
Profit before tax and exceptional items	**219.2**	31.8	64.6	46.7	63.6
Exceptional items	**4.1**	(18.6)	(4.1)	192.7	0.9
Profit before tax	**223.3**	13.2	60.5	239.4	64.5
Tax	**(29.0)**	(1.9)	(4.5)	(5.2)	(9.6)
Minority interests	**(56.1)**	4.6	0.3	(3.1)	(8.9)
Profit after tax and minority interests	**138.2**	15.9	56.3	231.1	46.0
Earnings per ordinary share before exceptional items	**68.2¢**	13.5¢	30.9¢	20.2¢	28.1¢
Earnings per ordinary share	**70.0¢**	8.1¢	29.6¢	139.6¢	28.6¢
Dividends per ordinary share	**37.37¢**	12.8¢	12.0¢	11.6¢	10.2¢

The dividend in 2000 includes a special dividend of 18.03 cents per share.

	2000 US$m	1999 US$m	1998 US$m	1997 US$m	1996 US$m
Consolidated Cash Flow Statement					
Net cash inflow from operating activities	**326.6**	4.3	27.9	85.9	68.6
Dividends received from associates	**-**	1.3	1.7	9.5	12.1
Returns from investments and servicing of finance	**(42.6)**	(14.8)	31.5	(3.3)	(6.9)
Tax	**1.1**	(4.5)	(0.8)	(4.4)	(14.0)
Capital expenditure and financial investment	**(314.5)**	(600.6)	(576.7)	(101.5)	(57.6)
Acquisitions and disposals	**0.9**	-	(4.0)	272.1	(66.3)
Equity dividends paid	**(26.6)**	(24.3)	(21.8)	(17.7)	(16.5)
Cash outflow before management of liquid resources and financing	**(55.1)**	(638.6)	(542.2)	240.6	(80.6)
Management of liquid resources - movement in time deposits	**40.2**	55.4	40.0	(395.6)	39.4
Net cash inflow from financing	**17.8**	582.7	504.3	151.5	42.2
Net cash inflow/(outflow) in the year	**2.9**	(0.5)	2.1	(3.5)	1.0

Five Year Summary – Sterling

	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Consolidated Balance Sheet					
Tangible fixed assets	**1,286.8**	1,016.6	575.1	223.7	204.2
Investments	**108.2**	121.5	121.4	121.3	123.1
Current assets	**302.4**	276.7	306.8	306.4	64.9
Current liabilities	**(164.4)**	(99.6)	(73.9)	(41.8)	(55.9)
Total assets less current liabilities	**1,533.0**	1,315.2	929.4	609.6	336.3
Long term liabilities	**(722.5)**	(635.7)	(313.6)	(39.7)	(51.0)
	810.5	679.5	615.8	569.9	285.3
Share capital	**11.9**	11.9	11.5	11.5	10.0
Share premium	**169.4**	169.4	146.6	146.6	28.4
Reserves	**433.2**	363.8	361.5	351.1	222.7
Minority interests	**196.0**	134.4	96.2	60.7	24.2
	810.5	679.5	615.8	569.9	285.3
Consolidated Profit and Loss Account					
Turnover	**505.4**	89.8	111.4	152.8	180.4
Profit before tax and exceptional items	**144.1**	19.6	38.9	28.5	40.5
Exceptional items	**2.7**	(11.5)	(2.5)	117.5	0.6
Profit before tax	**146.8**	8.1	36.4	146.0	41.1
Tax	**(19.1)**	(1.2)	(2.7)	(3.2)	(6.1)
Minority interests	**(37.0)**	2.8	0.1	(1.9)	(5.7)
Profit after tax and minority interests	**90.7**	9.7	33.8	140.9	29.3
Earnings per ordinary share before exceptional items	**44.8p**	8.2p	18.6p	12.3p	17.9p
Earnings per ordinary share	**45.9p**	5.0p	17.8p	85.1p	18.2p
Dividends per ordinary share	**25.75p**	8.0p	7.25p	7.0p	6.5p

The dividend in 2000 includes a special dividend of 12.5 pence per share.

	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Consolidated Cash Flow Statement					
Net cash inflow from operating activities	**215.4**	2.8	16.9	52.4	43.7
Dividends received from associates	**–**	0.8	1.0	5.8	7.7
Returns from investments and servicing of finance	**(28.7)**	(9.1)	18.9	(2.0)	(4.4)
Tax	**0.7**	(2.8)	(0.5)	(2.7)	(8.9)
Capital expenditure and financial investment	**(207.5)**	(370.6)	(347.4)	(61.9)	(36.7)
Acquisitions and disposals	**0.5**	-	(2.4)	165.9	(42.2)
Equity dividends paid	**(17.7)**	(14.8)	(13.3)	(10.8)	(10.5)
Cash outflow before management of liquid resources and financing	**(37.3)**	(393.7)	(326.8)	146.7	(51.3)
Management of liquid resources - movement in time deposits	**26.5**	34.2	24.0	(241.2)	25.1
Net cash inflow from financing	**11.7**	359.7	303.8	92.4	26.9
Net cash inflow/(outflow) in the year	**0.9**	0.2	1.0	(2.1)	0.7

Notice of Meeting

Antofagasta plc

Notice is hereby given that the nineteenth Annual General Meeting of the Company will be held at the Armourers' Hall, 81 Coleman Street, London EC2 on 7 June 2001 at 10.30 am for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions. Special notice has been given for resolution 5 pursuant to sections 388(3)(b) and 379 of the Companies Act 1985 ("the Act").

1. to receive and adopt the Reports of the Directors and Auditors and the Financial Statements for the year ended 31 December 2000;

2. to declare a final dividend;

3. to re-elect C H Bailey as a Director;

4. to re-elect G S Menendez as a Director;

5. to re-appoint Deloitte & Touche as auditors of the Company (having been previously appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers on 3 August 2000) to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and if thought fit, pass the following resolution which will be passed as a special resolution.

Special Resolution

6. THAT the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 (2) of the Act) pursuant to the authority granted to the Directors by resolution passed at the 1999 Annual General Meeting as if section 89 (1) of the Act did not apply to the allotment. This power:

   a) Expires 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company following the passing of this resolution, whichever occurs first, provided that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the Directors may allot equity securities in pursuance of that offer or agreement; and

b) is limited to:

I) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, or the requirements of any recognised regulatory body or any stock exchange or any other matter whatsoever; and

II) allotments of equity securities for cash otherwise than pursuant to paragraph I up to an aggregate nominal amount equal to £492,928.

By Order of the Board

C. F. Edwards

For and on behalf of
Petershill Secretaries Limited
Secretary
8 May 2001

Registered Office:
Park House
16 Finsbury Circus
London
EC2M 7AH

Notes

1) A member entitled to attend and vote at the above meeting may appoint one person to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged with the Registrars of the Company, Computershare Services plc, PO Box 1075, The Pavilions, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

3) There are no Directors' service contracts of more than one year's duration and therefore no such contracts are to be made available for inspection in accordance with the rules of the London Stock Exchange.

Designed by RDA. Printed by Royle Financial Print, London.



ANTOFAGASTA PLC
Park House
16 Finsbury Circus
London
EC2M 7AH

www.antofagasta.co.uk

ANTOFAGASTA PLC